KLONDEX MINES LTD.

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GMP SECURITIES L.P.

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BMO NESBITT BURNS INC.

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COMPUTERSHARE TRUST COMPANY OF CANADA

SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of 25,900,000 Subscription Receipts

August 18, 2016

SUBSCRIPTION RECEIPT AGREEMENT

THIS SUBSCRIPTION RECEIPT AGREEMENT dated as of the 18th day of August, 2016.

BETWEEN:

KLONDEX MINES LTD., a corporation existing
under the laws of British Columbia

(hereinafter the "Corporation");

OF THE FIRST PART

AND:

GMP SECURITIES L.P. (hereinafter, "GMP");

OF THE SECOND PART

AND:

BMO NESBITT BURNS INC. (hereinafter, "BMO" and, together with GMP, the "Lead Underwriters", on their own behalf and on behalf of the other Underwriters (as hereinafter defined));

OF THE THIRD PART

AND:

COMPUTERSHARE TRUST COMPANY OF
CANADA, a trust company existing under the laws
of Canada

(hereinafter the "Subscription Receipt Agent").

OF THE FOURTH PART

WHEREAS the Corporation proposes to issue and sell 25,900,000 Subscription Receipts (as hereinafter defined) to be constituted and issued as herein provided pursuant to the terms of the Underwriting Agreement (as hereinafter defined);

AND WHEREAS the Corporation is authorized to create and issue the Subscription Receipts as herein provided and to complete the transactions contemplated herein;

AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when certified by the Subscription Receipt Agent and issued and delivered as herein provided, legal, valid and binding obligations of the Corporation with the benefits of and subject to the terms of this Agreement;

AND WHEREAS the following recitals are made as representations by the Corporation and not by the Subscription Receipt Agent;

AND WHEREAS the Subscription Receipt Agent has agreed to enter into this Agreement and to hold all rights, interests and benefits contained herein for and on behalf of those persons who from time to time become holders of Subscription Receipts issued pursuant to this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given, the receipt and sufficiency of which are hereby acknowledged by each of the Corporation, the Lead Underwriters and the Subscription Receipt Agent, the Corporation hereby appoints the Subscription Receipt Agent as agent for the Subscription Receiptholders (as hereinafter defined), to hold all rights, interests and benefits contained herein for and on behalf of those persons who from time to time become holders of Subscription Receipts issued pursuant to this Agreement, and the Corporation, the Lead Underwriters and the Subscription Receipt Agent hereby covenant, agree and declare as follows:

ARTICLE ONE
INTERPRETATION

Section 1.01	Definitions

In this Agreement and in the Subscription Receipt Certificates, unless there is something in the subject matter or context inconsistent therewith:

(a)

"Acquisition Agreement" means the membership interest purchase agreement dated as of July 25, 2016 between the Corporation, Klondex Holdings (USA) Inc., Waterton Nevada Splitter, LLC and Waterton Precious Metals Fund II Cayman, LP relating to the Transaction, as the same may be amended from time to time;

(b)

"Applicable Legislation" means such provisions of any statute of Canada or of a Province thereof, and of regulations under any such statute, relating to subscription receipt agreements or to the rights, duties and obligations of corporations and of subscription receipt agents under subscription receipt agreements, as are from time to time in force and applicable to this Agreement;

(c)	"Approved Bank" has the meaning attributed thereto in Section 7.02 hereof;

(d)

"Authenticate" means (a) with respect to the issuance of a Subscription Receipt Certificate, one which has been duly signed by the Corporation and authenticated by manual signature of an authorized officer of the Subscription Receipt Agent, (b) with respect to the issuance of an uncertificated Subscription Receipt, one in respect of which the Subscription Receipt Agent has completed all Internal Procedures such that the particulars of such uncertificated Subscription Receipt as required by Article Two are entered in the register of holders of Subscription Receipts, and "Authenticate", "Authenticating" and "Authentication" have the appropriate correlative meanings;

(e)	"Authorized Investments" has the meaning attributed thereto in Section 7.02 hereof;

(f)	"BEO System" means the book-based securities transfer system administered by CDS in accordance with its operating rules and procedures in force from time to time;

(g)	"Business Day" means a day (other than a Saturday, Sunday or statutory holiday) on which Canadian chartered banks are open for the transaction of regular business in the City of Toronto, Ontario;

(h)	"CDS" means CDS Clearing and Depository Services Inc.;

(i)	"Closing" means the closing of the purchase and sale of the Subscription Receipts;

(j)	"Closing Date" means August 18, 2016 or such other earlier or later date as the Corporation and the Lead Underwriters may agree, but no later than the Escrow Release Deadline;

(k)	"Common Share Certificates" means the certificates representing Common Shares;

(l)	"Common Share Reorganization" has the meaning attributed thereto Section 5.01 hereof;

(m)	"Common Shares" means the common shares in the authorized capital of the Corporation;

(n)

"Conversion Date" means with respect to any Subscription Receipt converted by the Subscription Receipt Agent in accordance with subsection 4.01(a) hereof, the day on which the Subscription Receipt Agent is required to convert such Subscription Receipt pursuant to subsection 4.01(a) hereof;

(o)	"Corporation" means Klondex Mines Ltd. and includes any successor corporation to or of Klondex Mines Ltd. which shall have complied with the provisions of Section 10.02 hereof;

(p)	"Corporation's auditors" means PricewaterhouseCoopers LLP or such other firm of chartered accountants appointed as the auditor of the Corporation;

(q)	"Counsel" means a barrister or solicitor or a firm of barristers and solicitors, who may be counsel for the Corporation, acceptable to the Subscription Receipt Agent;

(r)

"Current Market Price" of a Common Share at any date means the price per share equal to the weighted average price at which the Common Shares have traded during the 20 consecutive Trading Days ending on the third Trading Day immediately prior to such date, on any stock exchange on which such shares are listed as may be selected for such purpose by the directors or, if such shares are not listed on any stock exchange, then on such over-the-counter market in Canada as may be selected for such purpose by the directors, provided further that if the Common Shares are not then listed on any Canadian stock exchange or traded in the over-the counter market, then the Current Market Price shall be determined by such firm of independent chartered accountants as may be selected by the directors of the Corporation;

(s)	"Deemed Interest" has the meaning attributed thereto in Section 2.02(b) hereof;

(t)	"Designated Office" has the meaning attributed thereto in Section 3.01(a) hereof;

(u)	"Designated Subscribers" means the Subscribers on the President's List settling through the Underwriters that are designated as "Designated Subscribers" by the Corporation and the Undewriters;

(v)	"Direct Settler" has the meaning attributed thereto in Section 2.09(a) hereof;

(w)

"Director" means a director of the Corporation for the time being, and reference without more to action by the Directors means action by the Directors of the Corporation as a board or, to the extent empowered, by a committee of the board, in each case by resolution duly passed;

(x)

"Dividends paid in the Ordinary Course" means a dividend paid on the Common Shares in any fiscal year of the Corporation in cash (or in securities, properties or assets of equivalent value) and for such purpose the amount of any dividend paid in shares shall be the aggregate stated capital of such shares, and the amount of any dividend paid in other than cash or shares shall be the fair market value of such dividend as determined by a resolution passed by the board of directors of the Corporation, subject, if applicable, to the prior consent of any stock exchange or any other over-the counter market on which the Common Shares are traded;

(y)	"Effective Date" means the date of this Agreement;

(z)	"Escrow Funds" means the aggregate of the Escrowed Proceeds together with any interest accrued and actually earned thereon;

(aa)	"Escrow Release Conditions" means the following conditions precedent to the conversion of the Subscription Receipts and the release of the Escrow Funds hereunder:

(i)	the completion, satisfaction or waiver of all material conditions precedent to the Transaction other than payment of the purchase price due in connection with the Transaction; and

(ii)

the receipt of all required approvals for the Transaction and the Offering, including, without limitation, the conditional approval of the TSX and NYSE MKT for the Transaction and, if applicable, the conditional approval of the TSX and NYSE MKT for the listing of the Common Shares issuable upon exercise or deemed exercise of the Special Warrants pursuant to the requirements of the TSX and NYSE MKT;

(bb)

"Escrow Release Deadline" means 5:00 p.m. (Toronto time) on the date that is 90 days following the Closing Date (such Escrow Release Deadline to be confirmed in writing to the Subscription Receipt Agent by the Corporation and the Lead Underwriters);

(cc)

"Escrowed Proceeds" means $126,039,212.38, representing the Proceeds less the sum of: (i) $262,975.12, being the amount of the Underwriters' Expenses, and (ii) $3,197,812.50, being 50% of the Underwriters' Fee;

(dd)	"Esmeralda Mine" means the Esmeralda mine and ore milling complex located in Mineral County, Nevada;

(ee)	"Exchanges" means the TSX and the NYSE MKT;

(ff)	"Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(gg)	"Extraordinary Resolution" has the meaning attributed thereto in Section 9.13 and Section 9.16 hereof;

(hh)

"Final Prospectus" means the final short form prospectus of the Corporation which will qualify the Common Shares issuable upon the exercise or deemed exercise of the Special Warrants for distribution in the Qualifying Provinces;

(ii)

"Global Subscription Receipts" means Subscription Receipts represented by an Uncertificated Subscription Receipt, or, if requested by CDS or the Corporation, by a Subscription Receipt Certificate, that is registered in the name of CDS, or its nominee, for the purpose of being held by or on behalf of CDS;

(jj)	"Hollister Mine" means the Hollister mine located in Elko County, Nevada;

(kk)	"Indemnified Person" has the meaning attributed thereto in Section 11.07(b) hereof;

(ll)

"Internal Procedures" means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership), the Subscription Receipt Agent's internal procedures customary at such time for the entry, change or deletion made to be completed under the operating procedures followed at the time by the Subscription Receipt Agent;

(mm)	"Lead Underwriters" means GMP and BMO;

(nn)	"NYSE MKT" means the NYSE MKT, LLC, including its successors and assigns;

(oo)	"Offered Securities" has the meaning attributed thereto in Section 5.01(b) hereof;

(pp)	"Offering" means the issue and sale of the Subscription Receipts pursuant to the Underwriting Agreement;

(qq)	"Passport System" means the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 –

Process for Prospectus Reviews in Multiple Jurisdictions;

(rr)	"Person" includes an individual, corporation, partnership, trustee, unincorporated organization or any other entity whatsoever, and words importing persons have a similar extended meaning;

(ss)	"President's List" means the Subscribers included on the list of subscribers introduced to the Offering by the Corporation;

(tt)	"President's List Investors" means those individual accredited investors who have been identified by the Corporation as being on the President's List, each of whom shall receive physical certificates;

(uu)	"Proceeds" means the gross proceeds of the Offering in the aggregate amount of $129,500,000;

(vv)

"Qualification Date" means the date on which the British Columbia Securities Commission, as the principal regulator under the Passport System, issues a decision document in accordance with the Passport System evidencing that each Securities Commission has issued a receipt for the Final Prospectus;

(ww)

"Qualifying Provinces" means those provinces of Canada, except Quebec, where purchasers of Special Warrants are located and any other jurisdiction in Canada in which the Corporation is required to file the Final Prospectus pursuant to an agreement between the Corporation and the Underwriters, or otherwise;

(xx)	"Regulation S" means Regulation S under the U.S. Securities Act;

(yy)

"Regulatory Authorities" means the Canadian provincial securities commissions or securities regulatory authorities in the United States and/or a jurisdiction outside of Canada and the United States where a holder of Subscription Receipts is resident;

(zz)

"Release Date" means the date, which must be a date prior to the Termination Date, on which the Subscription Receipt Agent receives the Release Notice executed by the Corporation and the Lead Underwriters;

(aaa)	"Release Notice" means a written notice in the form set out in Schedule B attached hereto executed by the Corporation and each of the Lead Underwriters;

(bbb)	"Release Time" means the time, prior to the Termination Time, that the Subscription Receipt Agent receives the Release Notice from the Corporation and the Lead Underwriters;

(ccc)	"Representing Party" has the meaning attributed thereto in Section 7.06 hereof;

(ddd)

"Restricted Global Subscription Receipts" means Global Subscription Receipts bearing the U.S. legend set forth in Section 4.05(b) or issued under Regulation D Restricted CUSIP 498696210 / ISIN US4986962102;

(eee)

"Restricted Special Warrant Certificates" means Special Warrant Certificates bearing the U.S. legend set forth in Section 4.05(b) or issued under Regulation D Restricted CUSIP 498696228 / ISIN US4986962284;

(fff)	"Rights Offering" has the meaning attributed thereto in Section 5.01(b) hereof;

(ggg)	"Rights Period" has the meaning attributed thereto in Section 5.01(b) hereof;

(hhh)	"SEC" means the United States Securities and Exchange Commission;

(iii)

"Securities" means the Subscription Receipts, the Special Warrants issuable upon the conversion of the Subscription Receipts and the Common Shares issuable upon the exercise or deemed exercise of the Special Warrants;

(jjj)	"Securities Commission" means the applicable securities commission or regulatory authority in each of the Qualifying Provinces;

(kkk)	"Special Distribution" has the meaning attributed thereto in Section 5.01(c)
hereof;

(lll)	"Special Warrant Agent" means the special warrant agent appointed pursuant to the terms of the Special Warrant Indenture;

(mmm)	"Special Warrant Certificate" means a certificate representing one or more Special Warrants;

(nnn)

"Special Warrant Indenture" means the special warrant indenture to be entered into as of the Closing Date between the Company and the Subscription Receipt Agent, which shall govern the terms and conditions of the Special Warrants;

(ooo)

"Special Warrants" means the special warrants of the Corporation issuable upon the deemed conversion of the Subscription Receipts upon satisfaction of the Escrow Release Conditions to be created and issued pursuant to the Special Warrant Indenture;

(ppp)

"Subscriber" means a person who executes a subscription agreement to purchase Subscription Receipts under the Offering or, if such person executes such a subscription agreement as a duly authorized agent of one or more principals, the principal or principals of such person;

(qqq)	"Subscription Receipt Agent" means Computershare Trust Company of Canada and includes its successors and assigns;

(rrr)	"Subscription Receipt Certificate" means a certificate representing one or more Subscription Receipts substantially in the form of the certificate attached hereto as Schedule A;

(sss)	"Subscription Receiptholders" or "holders" means the persons for the time being entered in a register of holders described in Section 3.01 hereof as holders of Subscription Receipts;

(ttt)

"Subscription Receiptholders' Request" means an instrument, signed in one or more counterparts by Subscription Receiptholders who hold in the aggregate not less than 25% of the total number of Subscription Receipts then outstanding, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

(uuu)

"Subscription Receipts" means the subscription receipts created and issued pursuant to Section 2.01(a) and Section 2.01(b) hereof and authorized for issue hereunder and represented by Subscription Receipt Certificates issued and certified in accordance with the provisions hereof and that have not at the particular time expired, been purchased by the Corporation or converted;

(vvv)	"Termination Date" means the earlier of:

(i)

the date on which the Subscription Receipt Agent receives a Termination Notice, provided that if such Termination Notice is not received on a Business Day or is received after 5:00 p.m. (Toronto time) on a Business Day, then the Termination Date shall be the next Business Day; and

(ii)	the Escrow Release Deadline;

(www)	"Termination Notice" has the meaning attributed thereto in Section 6.01(h) hereof;

(xxx)	"Termination Payment Time" means 5:00 p.m. (Toronto time) on the third Business Day after the Termination Date;

(yyy)	"Termination Time" means 5:00 p.m. (Toronto time) on the Termination Date;

(zzz)

"this Subscription Receipt Agreement", "this Agreement", "hereto", "hereunder", "hereof", "herein", "hereby" and similar expressions mean or refer to this Subscription Receipt Agreement and any agreement, deed or instrument supplemental or ancillary hereto, and the expressions "article", "section", "subsection", "paragraph", "subparagraph", "clause" and "subclause" followed by a number mean the specified article, section, subsection, paragraph, subparagraph, clause or subclause of this Agreement;

(aaaa)

"Trading Day" means any day on which the facilities of the TSX or the NYSE MKT, or, if the Common Shares are not listed thereon, the facilities of any stock exchange on which the Common Shares are listed, is open for trading;

(bbbb)

"Transaction" means the proposed acquisition by the Corporation, directly or indirectly, of all of the issued and outstanding membership interests of Carlin Resources, LLC, which holds the Hollister Mine, the Esmeralda Mine and certain other properties and assets located in the State of Nevada, pursuant to the Acquisition Agreement;

(cccc)	"TSX" means the Toronto Stock Exchange, including its successors and assigns;

(dddd)	"Uncertificated Subscription Receipts" means Subscription Receipts that are issued by electronic delivery to CDS, or its nominee, for the purpose of being held by or on behalf of CDS;

(eeee)

"Underwriters" means, collectively, GMP, BMO, Canaccord Genuity Corp., Clarus Securities Inc., RBC Dominion Securities Ltd., M Partners Inc., Dundee Securities Ltd., HSBC Securities (Canada) Inc., Mackie Research Capital Corporation, National Bank Financial Inc., Paradigm Capital Inc., PI Financial Corp., Rodman & Renshaw a Unit of H.C. Wainwright & Co., LLC and Haywood Securities Inc.;

(ffff)	"Underwriters' Expenses" means the Underwriters' out-of-pocket costs and expenses and legal expenses, as more particularly described in the Underwriting Agreement;

(gggg)

"Underwriters' Fee" means the cash commission payable to the Underwriters pursuant to the Underwriting Agreement in an amount equal to the sum of (i) 5.0% of the aggregate purchase price of Subscription Receipts sold under the Offering to Subscribers that are not on the President's List, and (ii) 2.5% of the aggregate purchase price of Subscription Receipts sold under the Offering to Subscribers that are Designated Subscribers. For greater clarity, the Underwriters' Fee will not include any amount in respect of Subscription Receipts sold under the Offering to Subscribers that are on the President's List and are not Designated Subscribers;

(hhhh)	"Underwriting Agreement" means the underwriting agreement dated effective as of August 18, 2016 entered into between the Corporation and the Underwriters with respect to the Offering;

(iiii)	"United States" means the United States as that term is defined in Regulation S;

(jjjj)

"Unrestricted Global Subscription Receipts" means Global Subscription Receipts neither bearing the U.S. legend set forth in Section 4.05(b) nor issued under Regulation D Restricted CUSIP 498696210/ ISIN US4986962102;

(kkkk)

"Unrestricted Special Warrant Certificates" means Special Warrant Certificates neither bearing the U.S. legend set forth in Section 4.05(b) nor issued under Regulation D Restricted CUSIP 498696228 / ISIN US4986962284;

(llll)	"U.S. Legend" has the meaning attributed thereto in Section 4.05(b) hereof;

(mmmm)	"U.S. Purchaser" has the meaning attributed thereto in Section 2.03(c) hereof;

(nnnn)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(oooo)

"Written Order of the Corporation", "Written Request of the Corporation", "Written Consent of the Corporation", "Written Direction of the Corporation" and "Certificate of the Corporation" mean a written order, request, consent, direction and certificate, respectively, signed in the name of the Corporation by any director or officer of the Corporation or by any other individual to whom such signing authority is delegated by the directors from time to time, and may consist of one or more instruments so executed respectively.

Section 1.02	Words Importing the Singular

(a)	Words Importing the Singular: Words importing the singular include the plural and vice versa and words importing a particular gender or neuter include both genders and neuter.

(b)

Interpretation Not Affected by Headings, Etc.: The division of this Agreement into articles, sections, subsections, paragraphs, subparagraphs, clauses and subclauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(c)

Day Not a Business Day: If the day on or before which any action which would otherwise be required to be taken hereunder is not a Business Day in the place where the action is required to be taken, that action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

(d)	Time of the Essence: Time will be of the essence in all respects in this Agreement and with respect to the Subscription Receipt Certificates.

(e)	Currency: Except as otherwise stated, all dollar amounts herein and in the Subscription Receipt Certificates are expressed in Canadian dollars.

Section 1.03	Applicable Law

This Agreement, any amendment, addendum or supplement hereto, and all other documents relating hereto shall be governed by and construed in accordance with the internal laws of the Province of Ontario, and the federal laws of Canada applicable therein, governing contracts made and to be performed wholly therein, and without reference to its principles governing the choice or conflict of laws. The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute related to or arising from this Agreement.

ARTICLE TWO
THE SUBSCRIPTION RECEIPTS

Section 2.01	Creation and Issue of Subscription Receipts

(a)

Creation of Subscription Receipts: 25,900,000 Subscription Receipts entitling the holders thereof to be issued an aggregate of 25,900,000 Special Warrants, on the terms and subject to the conditions herein provided, are hereby created and authorized for issue at a price of $5.00 for each Subscription Receipt.

(b)

Certification of Subscription Receipts: Subscription Receipts may be issued in both certificated and uncertificated form; provided, however, that all Subscription Receipts issued hereunder to CDS, or its nominee, will be represented by a Global Subscription Receipt. Subscription Receipts represented by a Global Subscription Receipt will be registered in the name of CDS, or its nominee. Subject to applicable law, Subscription Receipts represented by a Global Subscription Receipt shall, unless otherwise requested by CDS or the Corporation, be issued in uncertificated form. All Subscription Receipts issued electronically to CDS in non-certificated form through the non-certificated inventory system of CDS will be evidenced by a book position on the register of holders to be maintained by the Subscription Receipt Agent in accordance with Section 3.01. If Subscription Receipts represented by a Global Subscription Receipt are represented in certificated form, they shall be represented by a Subscription Receipt Certificate and, if so represented, such Subscription Receipt Certificate shall be delivered to CDS, or its nominee. The Global Subscription Receipts will be subject to CDS's applicable rules and procedures of the BEO System and to Section 2.09 hereof. Upon the issue of the Subscription Receipts and upon receipt of the issue price therefor, any Subscription Receipt Certificates issued shall be executed by the Corporation and delivered to the Subscription Receipt Agent, manually certified by the Subscription Receipt Agent upon the Written Order of the Corporation and delivered by the Subscription Receipt Agent to the Corporation or to the order of the Corporation pursuant to a Written Direction of the Corporation, without any further act of or formality on the part of the Corporation and without the Subscription Receipt Agent receiving any consideration therefor. The Corporation shall direct the Subscription Receipt Agent to proceed by way of a non- certificated issue with respect to the Subscription Receipts to be issued to purchasers other than purchasers to whom Subscription Receipt Certificates are issued. Such Subscription Receipts will be registered in the name of and deposited with CDS or its nominee in the BEO System. U.S. Purchasers shall receive Restricted Global Subscription Receipts, other than President's List Investors who are individuals who shall receive physical certificates.

Section 2.02	Terms of Subscription Receipts

(a)

Conversion Terms: Each Subscription Receipt issued hereunder will entitle the holder thereof, upon the automatic conversion thereof in accordance with the provisions of Article Four hereof, and without payment of any additional consideration, to be issued one Special Warrant. Unrestricted Global Subscription Receipts shall convert into Unrestricted Special Warrant Certificates and Restricted Global Subscription Receipts shall convert into Restricted Special Warrant Certificates.

(b)

Cancellation: In the event that (i) the Release Notice is not delivered to the Subscription Receipt Agent prior to the Escrow Release Deadline or (ii) a Termination Notice is delivered to the Subscription Receipt Agent by the Corporation, then all of the Subscription Receipts shall, without any action on the part of the holders thereof (including the surrender of Subscription Receipt Certificates), be cancelled by the Subscription Receipt Agent and holders of Subscription Receipts shall thereafter have no rights thereunder except to receive, and the Subscription Receipt Agent shall pay to such holders, an amount equal to the aggregate issue price of the Subscription Receipts held by such holder and their pro-rata portion of interest earned on the Escrowed Proceeds and their pro- rata share of the interest that would otherwise have been earned on the Underwriters' Expenses and 50% of the Underwriters' Fee as if such amounts had been held in escrow as part of the Escrowed Proceeds and not paid to the Underwriters on the Closing Date (the "Deemed Interest") (less applicable withholding tax if any) in accordance with subsection 7.03(b) hereof. The Deemed Interest amount shall be confirmed by the Company in the Termination Notice and the Subscription Receipt Agent shall rely on such confirmation without further investigation. In the event the Escrow Funds are not sufficient to reimburse the Subscription Receiptholders as per this subsection, the Corporation will contribute to the Escrow Funds such amount as may be necessary to satisfy any shortfall. The Subscription Receipt Agent shall have no responsibility or liability for any shortfall.

Section 2.03	Form of Subscription Receipt Certificates

(a)

Form: The Subscription Receipt Certificates (including the certificate of the Subscription Receipt Agent endorsed thereon) will be substantially in the form of the certificate attached hereto as Schedule A, or in such other form as may be approved by the Subscription Receipt Agent, will be dated as of the date hereof, will bear such distinguishing letters and numbers, with the approval of the Subscription Receipt Agent, and such legends as the Corporation may prescribe, and will be issuable in any whole number denomination.

(b)

Production: The Subscription Receipt Certificates may be engraved, lithographed or printed (the expression "printed" including for purposes hereof both original typewritten material as well as mimeographed, mechanically, photographically, photostatically or electronically reproduced, typewritten or other written material), or partly in one form and partly in another, as the Corporation may determine.

(c)

U.S. Legends: Certificates representing Subscription Receipts originally issued to a Person in the United States or to a Person purchasing for the account or benefit of a Person in the United States (collectively, "U.S. Purchasers"), as well as all certificates issued in exchange for or in substitution of such certificates representing Subscription Receipts, shall bear the U.S. Legend set forth in Section 4.05(b), unless and until the U.S. Legend is no longer required under the requirements of the U.S. Securities Act.

(d)

Legend: Certificates representing Subscription Receipts as well as certificates issued in exchange for or in substitution thereof, shall bear, and any uncertificated Global Subscription Receipt shall be deemed to bear, a legend in substantially the following form:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE DECEMBER 19, 2016."

provided that if, at any time, in the opinion of counsel to the Corporation, such legend is no longer necessary or advisable under any Securities Laws, or the holder of any such legended certificate, at the holder's expense, provides the Corporation with evidence satisfactory in form and substance to the Corporation and the Subscription Receipt Agent (which may include an opinion of counsel satisfactory to the Corporation and the Subscription Receipt Agent) to the effect that such legends are not required, such legended certificate may thereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legend.

Section 2.04	Signing of Subscription Receipt Certificates

(a)

Signing Officers: The Subscription Receipt Certificates shall be signed by any one officer or any one director of the Corporation or by any other individual to whom such signing authority is delegated by the directors of the Corporation from time to time.

(b)

Signatures: The signature of any officer or director of the Corporation or any individual referred to in subsection 2.04(a) hereof may be a manual signature, engraved, lithographed or printed in facsimile and Subscription Receipt Certificates bearing such facsimile signature will, subject to Section 2.05 hereof, be binding on the Corporation as if they had been manually signed by such officer or director of the Corporation or individual.

(c)

No Longer Officer: Notwithstanding that any individual whose manual or facsimile signature appears on a Subscription Receipt Certificate as one of the officers or directors of the Corporation referred to in subsection 2.04(a) hereof no longer holds the same or any other office with, or is no longer a director of, the Corporation at the date of issue of any Subscription Receipt Certificate or at the date of certification or delivery thereof, such Subscription Receipt Certificate will, subject to Section 2.05 hereof, be valid and binding on the Corporation.

Section 2.05	Certification by Subscription Receipt Agent

(a)

Certification: The Subscription Receipt Agent shall certify Subscription Receipt Certificates to be issued by the Corporation upon the written direction of the Corporation. No Subscription Receipt Certificate will be issued or, if issued, will be valid or entitle the holder to the benefits hereof until it has been certified by manual signature by or on behalf of the Subscription Receipt Agent substantially in the form of the certificate set out in Schedule "A" hereto. The certification by the Subscription Receipt Agent on a Subscription Receipt Certificate will be conclusive evidence as against the Corporation that such Subscription Receipt Certificate has been issued hereunder and that the holder thereof is entitled to the benefits hereof.

(b)

Certification No Representation: The certification by the Subscription Receipt Agent on any Subscription Receipt Certificate issued hereunder will not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or such Subscription Receipt Certificate (except the due certification thereof) or as to the performance by the Corporation of the obligations thereof under this Agreement, and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of any Subscription Receipt Certificate or of the consideration therefor, except as otherwise specified herein.

Section 2.06	Subscription Receipts to Rank Pari Passu

All Subscription Receipts will rank pari passu whatever may be their actual date of issue.

Section 2.07	Issue in Substitution for Lost Certificates, Etc.

(a)

Substitution: If any Subscription Receipt Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to applicable law and to subsection 2.07(b) hereof, will issue, and thereupon the Subscription Receipt Agent will certify and deliver, a new Subscription Receipt Certificate of like tenor and bearing the same legends as the one mutilated, lost, destroyed or stolen in exchange for and in place of and on surrender and cancellation of such mutilated certificate or in lieu of and in substitution for such lost, destroyed or stolen certificate.

(b)

Cost of Substitution: The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.07 shall bear the reasonable cost of the issue thereof and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof:

(i)

furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate to be replaced as is satisfactory to the Corporation and to the Subscription Receipt Agent in their discretion, acting reasonably;

(ii)	if so requested, furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and to the Subscription Receipt Agent in their discretion, acting reasonably; and

(iii)	pay the reasonable charges of the Corporation and the Subscription Receipt Agent in connection therewith.

Section 2.08	Subscription Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt, represented by a Subscription Receipt Certificate or otherwise, shall be construed as conferring on any Subscription Receiptholder any right or interest whatsoever as a shareholder of the Corporation, including but not limited to, any right to vote at, to receive notice of, or to attend any meeting of shareholders or any other proceeding of the Corporation or any right to receive any dividend or other distribution.

Section 2.09	Global Subscription Receipts

(a)

Global Subscription Receipts: Until the termination of the BEO System, Subscription Receipt Certificates, other than those issued to purchasers to whom, at the discretion of the Corporation, Subscription Receipt Certificates are to be issued ("Direct Settlers"), will only be issued as one or more Global Subscription Receipts in uncertificated form, which will be registered in the name of and deposited with CDS, or its nominee.

(b)

BEO System: Until the termination of the BEO System or unless the Subscription Receipts cease to be eligible for the BEO System, owners of the beneficial interests in the Subscription Receipts represented by Global Subscription Receipts, in certificated or uncertificated form, shall not be entitled to have such Subscription Receipts registered in their names, shall not receive or be entitled to receive Subscription Receipt Certificates in definitive form in respect thereof and shall not be considered owners or holders thereof under this Agreement or any supplemental agreement except in circumstances where CDS resigns or is removed from its responsibility and the Corporation and/or Subscription Receipt Agent is unable or does not wish to locate a qualified successor. Beneficial interests in Subscription Receipts represented by Global Subscription Receipts will be represented only through the BEO System. Transfers of Subscription Receipts between CDS participants shall occur in accordance with CDS's rules and procedures and applicable securities laws. Neither the Corporation nor the Subscription Receipt Agent shall have any responsibility or liability for (i) any aspects of the records relating to or payments made by CDS, or its nominee, on account of the beneficial interests in the Subscription Receipts, (ii) maintaining, supervising or reviewing any records relating to the Subscription Receipts, or (iii) any advice or representation made by or with respect to CDS relating to the rules governing CDS or any action to be taken by CDS or at the direction of a CDS participant. Nothing herein shall prevent the owners of beneficial interests in the Subscription Receipts from voting such Subscription Receipts using duly executed proxies in accordance with CDS's rules and procedures.

(c)

Rights of Subscription Receiptholders: All references herein to actions by, notices given or payments made to Subscription Receiptholders shall, where Subscription Receipts are represented by the Global Subscription Receipts, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the CDS participants in accordance with CDS's rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Subscription Receiptholders evidencing a number and/or a specified percentage of the aggregate Subscription Receipts outstanding, such direction or consent may be given by holders of Subscription Receipts acting through CDS and the CDS participants owning Subscription Receipts evidencing the requisite number and/or percentage of the Subscription Receipts. The rights of a Subscription Receiptholder whose Subscription Receipts are represented by the Global Subscription Receipts shall be exercised only through CDS and the CDS participants and shall be limited to those established by law and agreements between such holders and CDS and/or the CDS participants or upon instructions from the CDS participants. Each of the Subscription Receipt Agent and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Subscription Receiptholders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(d)

Notices and Terminations: For so long as Subscription Receipts are represented by the Global Subscription Receipts, if any notice or other communication is required to be given to such Subscription Receiptholders, the Subscription Receipt Agent will give such notices and communications (i) to CDS and (ii) if required by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, to such proximate intermediaries who are required to be given such notices and communications and who will notify beneficial owners as required by such instrument.

(e)

Termination: If CDS notifies the Corporation or the Subscription Receipt Agent that it is unwilling or unable to continue as depository in connection with the Global Subscription Receipts, or if at any time CDS ceases to be a clearing agency or otherwise ceases to be eligible to be a depository, and the Subscription Receipt Agent is unable or does not wish to locate a qualified successor, the Corporation shall direct CDS to surrender the Global Subscription Receipts to the Subscription Receipt Agent with instructions for registration of Subscription Receipts in the names and in the amounts specified by CDS and the Corporation shall issue and the Subscription Receipt Agent shall certify and deliver the aggregate number of Subscription Receipts then outstanding in the form of definitive Subscription Receipt Certificates representing such Subscription Receipts.

(f)

Legend: For so long as Subscription Receipts are represented by Global Subscription Receipts in the form of definitive certificates, such certificates shall bear (or be deemed to bear, in the case of uncertificated Global Subscription Receipts) the following legend, or such other legend as may be prescribed by CDS from time to time:

"UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO KLONDEX MINES LTD. (THE "ISSUER") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE."

ARTICLE THREE
REGISTRATION AND OWNERSHIP OF SUBSCRIPTION RECEIPTS AND
EXCHANGE OF SUBSCRIPTION RECEIPT CERTIFICATES

Section 3.01	Registration of Subscription Receipts

(a)

Register: The Corporation shall cause to be kept by the Subscription Receipt Agent, at its principal office in Vancouver, British Columbia (the "Designated Office") a register of holders in which shall be entered the names and addresses of the holders of Subscription Receipts and particulars of the Subscription Receipts held by them.

(b)

Inspection: The registers referred to in subsection 3.01(a) hereof, and any branch register maintained pursuant to subsection 3.01(c) hereof, will at all reasonable times during the regular business hours of the Subscription Receipt Agent be open for inspection by the Corporation and any Subscription Receiptholder. The Subscription Receipt Agent will from time to time when requested to do so in writing by the Corporation or any Subscription Receiptholder (upon payment of the reasonable charges of the Subscription Receipt Agent) furnish the Corporation or such Subscription Receiptholder with a list of the names and addresses of holders of Subscription Receipts entered on such registers and showing the number of Subscription Receipts held by each such holder.

(c)

Location of Registers: The Corporation may at any time and from time to time change the place at which the registers referred to in subsection 3.01(a) hereof are kept, cause branch registers of holders to be kept, in each case subject to the approval of the Subscription Receipt Agent, at other places and close such branch registers or change the place at which such branch registers are kept. Notice of all such changes or closures shall be given by the Corporation to the Subscription Receipt Agent and to the holders of Subscription Receipts in accordance with Section 12.01(c) hereof.

Section 3.02	Exchange of Subscription Receipt Certificates

(a)

Exchange: One or more Subscription Receipt Certificates may at any time prior to the Termination Time, on compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for one or more Subscription Receipt Certificates of different denominations representing in the aggregate the same number of Subscription Receipts as the Subscription Receipt Certificate or Subscription Receipt Certificates being exchanged.

(b)

Place of Exchange: Subscription Receipt Certificates may be exchanged only at the Designated Office or at any other place designated by the Corporation with the approval of the Subscription Receipt Agent.

(c)	Cancellation: Any Subscription Receipt Certificate tendered for exchange pursuant to this Section 3.02 shall be surrendered to the Subscription Receipt Agent and cancelled.

(d)

Execution: The Corporation will sign all Subscription Receipt Certificates in accordance with Section 2.03(d) hereof necessary to carry out exchanges pursuant to this Section 3.02 and such Subscription Receipt Certificates will be certified by the Subscription Receipt Agent.

(e)

Subscription Receipt Certificates: Subscription Receipt Certificates exchanged for Subscription Receipt Certificates that bear any of the legends set forth in Section 2.03 hereof shall bear the same legends.

Section 3.03	Charges for Exchange

Except as otherwise herein provided, a reasonable charge shall be levied by the Subscription Receipt Agent in respect of the exchange of any Subscription Receipt Certificate or the issue of new Subscription Receipt Certificates pursuant hereto provided that the reimbursement of the Subscription Receipt Agent or the Corporation for any and all transfer, stamp or similar taxes or other governmental charges required to be paid shall be made by the holder requesting such transfer or exchange as a condition precedent to such exchange or issue.

Section 3.04	Ownership of Subscription Receipts

(a)

Owner: The Corporation and the Subscription Receipt Agent may deem and treat the person in whose name any Subscription Receipt is registered as the name appears on the Register, as the absolute owner of such Subscription Receipt for all purposes, and such person will for all purposes of this Agreement and the Subscription Receipts be and be deemed to be the absolute owner thereof, and the Corporation and the Subscription Receipt Agent will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

(b)

Rights of Registered Holder: The registered holder of any Subscription Receipt will be entitled to the rights represented thereby free from all equities and rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly, and the issue and delivery to any such registered holder of the Special Warrants issuable pursuant thereto (or the payment of amounts payable in respect thereof pursuant to subsection 2.02(b)) will be a good discharge to the Corporation and the Subscription Receipt Agent therefor and neither the Corporation nor the Subscription Receipt Agent will be bound to inquire into the title of any such registered holder.

Section 3.05	Transfer of Subscription Receipts

(a)

Transfer of Subscription Receipts: The Subscription Receipts may only be transferred on the register kept at the at the Designated Office by the holder or its legal representatives or its attorney duly appointed by an instrument in writing upon (i) in the case of a Subscription Receipt Certificate, surrendering to the Subscription Receipt Agent at the Designated Office the Subscription Receipt Certificates representing the Subscription Receipts to be transferred together with a duly executed form of transfer attached as Schedule "C"; and (ii) in the case of uncertificated Subscription Receipts, in accordance with procedures prescribed by CDS under the BEO System. Upon surrender for registration of transfer of Subscription Receipts at the Designated Office, the Corporation shall issue and thereupon the Subscription Receipt Agent shall: (i) in the case of Subscription Receipts that are held as uncertificated Subscription Receipts, in accordance with procedures prescribed by CDS in the BEO system under the book entry registration system as the entitlement holder in respect of such Subscription Receipts; or (ii) in the case of Subscription Receipts represented by Subscription Receipt Certificates, Authenticate and deliver, in accordance with its Internal Procedures, a new Subscription Receipt Certificate of like tenor in respect of such Subscription Receipts in the name of the designated transferee. If less than all the Subscription Receipts evidenced by the Subscription Receipt Certificate(s) so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate registered in its name evidencing the Subscription Receipts not transferred. However, notwithstanding the foregoing, Subscription Receipts shall only be transferred upon:

(i)

payment to the Subscription Receipt Agent of a reasonable sum for each new Subscription Receipt Certificate or uncertificated Subscription Receipt issued upon such transfer, and reimbursement of the Subscription Receipt Agent or the Corporation, as applicable, for any and all stamp taxes or governmental or other charges required to be paid in respect of such transfer; and

(ii)	such reasonable requirements as the Subscription Receipt Agent may prescribe;

and all such transfers shall be duly noted in such register by the Subscription Receipt Agent.

(b)

The Subscription Receipt Agent will promptly advise the Corporation of any requested transfer of Subscription Receipts. The Corporation will be entitled, and may direct the Subscription Receipt Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Subscription Receipts on the registers referred to in this Article, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction.

(c)

In addition to the requirements of Section 3.05(a) and (b), a beneficial interest in a Restricted Global Subscription Receipt may be transferred to a person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Subscription Receipt if the Subscription Receipt Agent receives a certificate from such holder in the form of Schedule C hereto, including the applicable certifications in item (a) thereof, and, other than if the Subscription Receipt Agent receives the certification in item (a) of Schedule C, an opinion of counsel in form reasonably acceptable to the Corporation and the Subscription Receipt Agent to the effect that such transfer is in compliance with the U.S. Securities Act and that the restrictions on transfer contained in the Restricted Global Subscription Receipt and in the U.S. legend in Section 4.05(b) are no longer required in order to maintain compliance with the U.S. Securities Act.

ARTICLE FOUR
CONVERSION OF SUBSCRIPTION RECEIPTS

Section 4.01	Conversion by Subscription Receipt Agent

(a)

Conversion by Subscription Receipt Agent: Upon receipt by the Subscription Receipt Agent of the Release Notice pursuant to Section 4.01(c) hereof, all Subscription Receipts will be automatically converted in accordance with Section 2.02(a) by the Subscription Receipt Agent for and on behalf of the holder thereof and the holder thereof shall, without payment of any additional consideration and without any action on the part of the holder thereof (including the surrender of any Subscription Receipt Certificate), be deemed to have subscribed for the Special Warrants issuable upon the conversion of such holder's Subscription Receipts.

(b)

Rights on Conversion by Subscription Receipt Agent: The holder of any Subscription Receipt converted pursuant to subsection 4.01(a) hereof shall have no rights thereunder except, in the case of holders of Subscription Receipt Certificates, the right to receive the certificates representing the Special Warrants issuable upon conversion of the Subscription Receipts. Notwithstanding the above, global certificates representing the Special Warrants may be issued in the name of CDS, or its nominee, to be deposited with CDS on the Release Date, or the Corporation may proceed by way of a non-certificated issue, with Special Warrants to be registered in the name of and deposited with CDS or its nominee in the BEO System and, in either case, the holders of Special Warrants issued upon conversion of the Subscription Receipts will not be entitled to receive physical certificates representing such holders' Special Warrants.

(c)

Delivery of Release Notice: As soon as practicable, following the satisfaction of all of the Escrow Release Conditions, the Corporation will deliver to the Lead Underwriters a Release Notice duly executed by the Corporation, together with a certificate executed by each of the Chief Executive Officer and Chief Financial Officer of the Corporation (or such other officers as may be acceptable to GMP, acting reasonably) certifying to the Underwriters that the Escrow Release Conditions have been satisfied. Upon receipt of the Release Notice and such certificate from the Corporation, the Lead Underwriters will review the Release Notice and, unless the Lead Underwriters in good faith contest any of the statements contained therein, the Lead Underwriters will, as soon as practicable:

(i)	execute the Release Notice in acknowledgement thereof; and

(ii)	deliver the Release Notice, jointly executed by the Corporation and the Lead Underwriters, to the Subscription Receipt Agent.

(d)

Direction of Subscription Receipt Agent: The holders of Subscription Receipts hereby irrevocably authorize and direct the Subscription Receipt Agent to convert the Subscription Receipts pursuant to subsection 4.01(a) hereof.

(e)

Release of Escrow Funds: Upon receipt of the Release Notice jointly executed by the Corporation and the Lead Underwriters and conversion of the Subscription Receipts in accordance subsection 4.01(a) hereof, the Subscription Receipt Agent will release the Escrow Funds in accordance with Section 7.03(a) hereof.

Section 4.02	Effect of Conversion

(a)

Effect of Conversion: Upon the conversion of any Subscription Receipts in accordance with Section 4.01(a) and Section 4.01(d) hereof, the Subscription Receipt Certificates shall be cancelled and of no further force or effect, and the Special Warrants thereby issuable will be deemed to have been validly issued and allotted, and the person or persons to whom such Special Warrants are to be issued will be deemed to have become the holder or holders of record thereof, on the Conversion Date, unless the transfer register for the Special Warrants is closed on that date, in which case such Special Warrants will be deemed to have been issued and such person or persons will be deemed to have become the holder or holders of record thereof on the date on which such transfer register is reopened, but such Special Warrants will be issued on the basis of the number of Special Warrants to which such person or persons were entitled on the Conversion Date.

(b)

Mailing of Certificates: Upon the conversion of any Subscription Receipts in accordance with Section 4.01(a) and Section 4.01(d) hereof, the Subscription Receipt Agent shall, (i) in respect of any Global Subscription Receipts, immediately deliver in uncertificated form to CDS through the BEO System, the Special Warrants issued upon conversion of the Subscription Receipts; and (ii) in respect of the Subscription Receipt Certificates, mail by way of courier or registered mail within three Business Days, one or more certificates representing the Special Warrants issued upon conversion of the Subscription Receipts, registered in the name of the Subscription Receiptholders, to the addresses of the Subscription Receiptholders as specified in the register for the Subscription Receipts or to such address as the Corporation or Subscription Receiptholder may specify in writing to the Subscription Receipt Agent prior to the Conversion Time.

Section 4.03	No Fractional Special Warrants

After the aggregation of the number of Special Warrants to be issued to each holder of Subscription Receipts and on the conversion of the Subscription Receipts, the Corporation will not be obligated to issue any fraction of a Special Warrant. A Subscription Receiptholder shall not be entitled to receive a cash payment or any other compensation in respect of any fraction of a Special Warrant and any such fraction shall be rounded down to the next whole number of Special Warrants.

Section 4.04	Recording

The Subscription Receipt Agent will record the particulars of each Subscription Receipt converted, which particulars will include the name and address of each person to whom the Special Warrants are thereby issued, the number of Special Warrants so issued and the Conversion Date in respect thereof. Within five Business Days after the Conversion Date, the Subscription Receipt Agent will provide such particulars in writing to the Corporation if requested in writing.

Section 4.05	Securities Restrictions

(a)

General: No Special Warrants will be issued pursuant to the conversion of any Subscription Receipt if the issue of such Special Warrants would constitute a violation of the securities laws of any jurisdiction and, without limiting the generality of the foregoing, the certificates representing the Special Warrants thereby issued will bear such legend or legends as may, in the opinion of counsel to the Corporation, be necessary or advisable in order to avoid a violation of any securities laws of any jurisdiction or to comply with the requirements of any stock exchange on which the Common Shares are then listed, provided that if, at any time, in the opinion of counsel to the Corporation, such legend or legends are no longer necessary or advisable in order to avoid a violation of any such laws or requirements, or the holder of any such legended certificate, at the expense thereof, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such Special Warrants in a transaction in which such legend or legends are not required, such legended certificate may thereafter be surrendered to the Subscription Receipt Agent in exchange for a certificate which does not bear such legend or legends.

(b)

U.S. Legends: Until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable securities laws and regulations of the states or other U.S. jurisdictions, certificates representing Subscription Receipts, certificates representing Special Warrants issued upon the exercise of such Subscription Receipts in accordance with this Agreement and certificates representing Common Shares issued upon the exercise of such Special Warrants in accordance with the Special Warrant Indenture (and each Subscription Receipt Certificate, Special Warrant Certificate and Common Share Certificate issued in exchange therefor or in substitution or transfer thereof) originally issued to a Person in the United States or to a Person purchasing for the account or benefit of a Person in the United States shall bear or be deemed to bear, if issued in uncertificated form to CDS, the following legend (the "U.S. Legend"):

"THE SECURITIES REPRESENTED HEREBY [AND THE SECURITIES ISSUED UPON DEEMED EXERCISE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF KLONDEX MINES LTD. (THE "COMPANY") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY'S TRANSFER AGENT.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

(c)

Additional Legends: In addition to any legends required pursuant to Section 4.05(b), certificates representing Special Warrants issued upon conversion of any Subscription Receipt on or prior to the date that is four months and a day from the date hereof shall be deemed to bear, and each certificate in respect thereof shall bear, the following legend:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE DECEMBER 19, 2016."

In addition to any legends required pursuant to Section 4.05(b), certificates representing Common Shares issued upon exercise of any Special Warrant on or prior to the earlier of the Qualification Date and the date that is four months and a day from the date hereof shall be deemed to bear, and each certificate in respect thereof shall bear, the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE DECEMBER 19, 2016."

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

ARTICLE FIVE
ADJUSTMENT OF NUMBER OF SPECIAL WARRANTS

Section 5.01	Adjustment of Number of Special Warrants

The rights to acquire Special Warrants in effect at any date attaching to the Subscription Receipts are subject to adjustment from time to time as follows:

(a)	if and whenever at any time from the date hereof and prior to the Conversion Date, the Corporation:

(i)	subdivides, redivides or changes its outstanding Common Shares into a greater number of shares;

(ii)	consolidates, reduces or combines its outstanding Common Shares into a smaller number of shares; or

(iii)

issues Common Shares or securities exchangeable for or convertible to Common Shares ("convertible securities") to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend;

(any of the above being a "Common Share Reorganization"), the number of Special Warrants issuable upon the conversion of each Subscription Receipt is adjusted immediately after the effective date of the Common Share Reorganization or on the record date for the issue of Common Shares or convertible securities by way of stock dividend, by multiplying the number of Special Warrants previously obtainable on the conversion of a Subscription Receipt by the fraction of which:

(i)

the numerator is the total number of Common Shares outstanding immediately after the effective or record date of the Common Share Reorganization, or, in the case of the issuance of exchangeable or convertible securities, the total number of Common Shares outstanding immediately after the effective or record date of the Common Share Reorganization plus the total number of Common Shares issuable upon conversion or exchange of such convertible securities; and

(ii)	the denominator is the total number of Common Shares outstanding immediately prior to the applicable effective or record date of such Common Share Reorganization;

and the Corporation and Subscription Receipt Agent, upon receipt of notice pursuant to Section 5.03, shall make such adjustment successively whenever any event referred to in this Section 5.01(a) occurs and any such issue of Common Shares or convertible securities by way of a stock dividend is deemed to have occurred on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under this Section 5.01(a) . To the extent that any convertible securities are not converted into or exchanged for Common Shares, prior to the expiration thereof, the number of Special Warrants obtainable under each Subscription Receipt shall be readjusted to the number of Special Warrants that is then obtainable based upon the number of Common Shares actually issued on conversion or exchange of such convertible securities;

(b)

if and whenever at any time from the date hereof and prior to the Conversion Date the Corporation shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue ("Rights Period"), to subscribe for or acquire Common Shares at a price per share to the holder of less than 95% of the Current Market Price for the Common Shares on such record date (any such issuance being herein called a "Rights Offering" and Common Shares that may be acquired in conversion of the Rights Offering or upon conversion of the convertible securities offered by the Rights Offering being herein called the "Offered Securities") then the number of Special Warrants obtainable upon the conversion of each Subscription Receipt shall be adjusted effective immediately after the end of the Rights Period to a number determined by multiplying the number of Special Warrants obtainable upon the conversion thereof immediately prior to the end of the Rights Period by a fraction:

(i)

the numerator of which shall be the sum of: (A) the number of Common Shares outstanding on the record date, and (B) the number of Offered Securities offered pursuant to the Rights Offering or the maximum number of Offered Securities into which the rights, options or warrants so offered pursuant to the Rights Offering may be converted, as the case may be; and

(ii)	the denominator of which shall be the aggregate of:

(A)	the number of Common Shares outstanding as of the record date for the Rights Offering; and

(B)

a number determined by the formula X/Y, where X is equal to either the product of: (1) the number of Offered Securities so offered; and (2) the price at which those Common Shares are offered, or the product of: (3) the conversion price thereof; and (4) the maximum number of Offered Securities for or into which the rights, options or warrants so offered pursuant to the Rights Offering may be converted, as the case may be, and Y is equal to the Current Market Price of the Common Shares on the record date;

Any Offered Securities owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation. If all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the number of Special Warrants obtainable under each Subscription Receipt shall be readjusted to the number of Special Warrants obtainable in effect immediately prior to the record date and such number shall be further adjusted based upon the number of Offered Securities (or rights, options or warrants into Common Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(c)	if and whenever at any time from the date hereof and prior to the Conversion Date the Corporation shall issue or distribute to all or to substantially all of the holders of the Common Shares:

(i)	shares of any class other than Common Shares, rights options or warrants to acquire Common Shares or securities exchangeable for or convertible into or exchangeable into Common Shares;

(ii)	evidence of its indebtedness; or

(iii)	any property (including cash) or other assets,

and if such issuance or distribution does not constitute Dividends paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the number of Special Warrants obtainable upon the conversion of each Subscription Receipt shall be adjusted effective immediately after the record date at which the holders of affected Common Shares are determined for purposes of the Special Distribution to a number determined by multiplying the number of Special Warrants obtainable upon the conversion thereof in effect on such record date by a fraction:

(iv)	the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date; and

(v)	the denominator of which shall be:

(A)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(B)

the fair market value on such record date, as determined by action by the directors (whose determination shall be conclusive), to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution;

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation. If the distribution of shares, rights, options, warrants, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the number of Special Warrants obtainable under each Subscription Receipt shall be readjusted to the number of Special Warrants obtainable in effect immediately prior to the record date and such number shall be further adjusted based upon the number of shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or convertible securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(d)

if and whenever at any time from the date hereof and prior to the Conversion Date there is a reclassification of the Common Shares or a change in the Common Shares into other shares or securities, or a capital reorganization of the Corporation other than as described in Section 5.01(a) or the triggering of a shareholders' rights plan or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a transfer, sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, any of such events being referred to as a "Capital Reorganization", every Subscription Receiptholder, as at the effective date of such Capital Reorganization is entitled to receive upon conversion in accordance with the terms and conditions hereof and shall accept, in lieu of the number of Special Warrants obtainable under the Subscription Receipts to which it was previously entitled, the kind and number of shares or other securities or property of the Corporation that the Subscription Receiptholder would have been entitled to receive on such Capital Reorganization if, on the record date or the effective date thereof, as the case may be, the Subscription Receiptholder had been the registered holder of the number of Special Warrants obtainable upon the conversion of Subscription Receipts then held, subject to adjustment thereafter in accordance with provisions of the same, as nearly as may be possible, as those contained in this Section 5.01. The Corporation shall not carry into effect any action requiring an adjustment pursuant to this Section 5.01(d) unless all necessary steps have been taken so that the Subscription Receiptholders are thereafter entitled to receive such kind and number of shares, other securities or property. The Corporation will not enter into a Capital Reorganization unless its successor, or the purchasing body corporate, partnership, trust or other entity, as the case may be, prior to or contemporaneously with any such Capital Reorganization, enters into an agreement which provides, to the extent possible, for the application of the provisions set forth in this Agreement with respect to the rights and interests thereafter of the Subscription Receiptholders to the end that the provisions set forth in this Agreement are correspondingly made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Subscription Receiptholder is entitled on the conversion of his acquisition rights thereafter. An agreement entered into by the Corporation pursuant to the provisions of this Section 5.01(d) is deemed a supplemental agreement entered into pursuant to the provisions of Article Ten. An agreement entered into between the Corporation, any successor to the Corporation or any purchasing body corporate, partnership, trust or other entity and the Lead Underwriters and the Subscription Receipt Agent must provide for adjustments which are as nearly equivalent as may be practicable to the adjustments provided in this Section 5.01 and which apply to successive Capital Reorganizations;

(e)

the adjustments provided for in this Section 5.01 are cumulative. After any adjustment pursuant to this Section 5.01, the term "Special Warrants" where used in this Agreement is interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section, the Subscription Receiptholder is entitled to receive upon the conversion of his Subscription Receipts, and the number of Special Warrants obtainable upon any conversion of a Subscription Receipt is interpreted to mean the number of Special Warrants or other property or securities a Subscription Receiptholder is entitled to receive as a result of such adjustment and all prior adjustments pursuant to this Section 5.01 upon the conversion of such holder's Subscription Receipts;

(f)

notwithstanding anything in this Article Five, no adjustment shall be made with respect to Subscription Receipts if the issue of Common Shares is being made pursuant to any stock option plan, restricted share unit plan or stock purchase plan in force from time to time for directors, officers, employees or consultants of the Corporation; and

(g)

in the event of a question arising with respect to the adjustments provided for in this Section 5.01, that question shall be conclusively determined by the Corporation's auditors who shall have access to all necessary records of the Corporation, and a determination by the Corporation's auditors is binding upon the Corporation, the Subscription Receipt Agent, the Underwriters, all Subscription Receiptholders and all other persons interested therein.

Section 5.02	Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which requires an adjustment in any of the acquisition rights pursuant to the Subscription Receipts, the Corporation shall take any corporate action which may in its opinion be necessary in order that the Corporation or any successor to the Corporation has reserved, allotted and set aside for issuance Common Shares in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Common Shares and may validly and legally deliver all other securities or property which the Subscription Receiptholders are entitled to receive on the conversion of the Subscription Receipts in accordance with the provisions hereof.

Section 5.03	Certificate of Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment as provided in Section 5.01, deliver a notice to the Subscription Receiptholders and the Subscription Receipt Agent specifying the nature of the event requiring the adjustment, the amount of the adjustment necessitated thereby, and setting forth in reasonable detail the method of calculation and the facts upon which the calculation is based.

Section 5.04	Protection of Subscription Receipt Agent

The Subscription Receipt Agent:

(a)

is not at any time under any duty or responsibility to a Subscription Receiptholder to determine whether any facts exist which require any adjustment contemplated by Section 5.01, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)

shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the agents or servants of the Corporation;

(c)

shall not be accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the automatic conversion of the rights attaching to any Subscription Receipt; and

(d)	shall not be responsible for any failure of the Corporation to comply with any of the covenants contained in this Article.

Section 5.05	Notice of Special Matters

The Corporation covenants with the Subscription Receipt Agent that so long as any Subscription Receipts remain outstanding it will give seven days' prior written notice in the manner provided for in Article Twelve to the Subscription Receipt Agent, each Subscription Receiptholder and to the Underwriters of any event which requires an adjustment to the subscription rights attaching to any of the Subscription Receipts pursuant to this Article Five. The Corporation covenants and agrees that such notice shall contain the particulars of such event in reasonable detail and, if determinable, the required adjustment in the manner provided for in Article Twelve. The Corporation further covenants and agrees that it shall promptly, as soon as the adjustment calculations are reasonably determinable, file a certificate of the Corporation with the Subscription Receipt Agent showing how such adjustment shall be computed.

ARTICLE SIX
COVENANTS

Section 6.01	General Covenants

The Corporation covenants with the Subscription Receipt Agent and the Lead Underwriters that so long as any Subscription Receipts remain outstanding:

(a)

Maintenance: The Corporation will use its commercially reasonable efforts to at all times maintain its corporate existence, carry on and conduct its business, and that of its material subsidiaries, in a proper, efficient and business-like manner and keep or cause to be kept proper books of account in accordance with generally accepted accounting principles.

(b)

Reservation of Common Shares: The Corporation is duly authorized to create and issue the Subscription Receipts and, when issued and countersigned as herein provided, such Subscription Receipts shall be valid and enforceable against the Corporation in accordance with the terms herein, and it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue the Common Shares upon the exercise or deemed exercise of the Special Warrants.

(c)

Issue of Special Warrants: The Corporation will cause the Special Warrants to be duly issued pursuant to the conversion of the Subscription Receipts in accordance with the provisions of this Agreement and the terms hereof and all Special Warrants that are issued on the conversion of the Subscription Receipts will be validly issued securities of the Corporation.

(d)

Maintain Listing: The Corporation will use its commercially reasonable efforts to ensure that all Common Shares outstanding or issuable from time to time (including without limitation the Common Shares issuable on the exercise or deemed exercise of the Special Warrants issuable on conversion of the Subscription Receipts) are listed and posted for trading on the TSX (or on another Canadian stock exchange) for a period of not less than two years from the Closing Date.

(e)

Open Registers: The Corporation will cause the Subscription Receipt Agent to keep open the registers of holders referred to in Section 3.01 hereof as required by such section and will not take any action or omit to take any action which would have the effect of preventing the Subscription Receiptholders from receiving any of the Special Warrants issued upon conversion.

(f)

Filings: The Corporation will make all requisite filings, including filings with appropriate Regulatory Authorities if required, in connection with the conversion of the Subscription Receipts and the issue of the Special Warrants in connection therewith.

(g)

Reporting Issuer: The Corporation will use its commercially reasonable efforts to maintain its status as a reporting issuer (or analogous entity) not in default of the requirements of the securities laws in each of the provinces and territories of Canada in which it is currently a reporting issuer on the Closing Date for a period of not less than two years from such date and it will make all requisite filings under the applicable securities laws to report the exercise of the right to acquire Common Shares pursuant to the Subscription Receipts.

(h)

Termination Notice: The Corporation will forthwith provide written notice (the "Termination Notice") to the Subscription Receipt Agent and the Lead Underwriters and cause a copy thereof to be sent to each holder of Subscription Receipts if the Acquisition Agreement is terminated for any reason prior to the Escrow Release Deadline and in connection with the Termination Notice the Corporation shall: (i) pay to the Subscription Receipt Agent, in accordance with Section 7.03(b)(i), an amount equal to the sum of (A) $3,197,812.50, being an amount equal to 50% of the Underwriters' Fee, (B) $262,975.12, being an amount equal to the Underwriters' Expenses, and (C) the Deemed Interest; and (ii) direct the Subscription Receipt Agent by a Written Direction of the Corporation to return to the Subscription Receiptholders an amount equal to the Subscription Receiptholders' pro rata portion of (A) the Proceeds, (B) the interest accrued and actually earned on the Escrowed Proceeds, and (C) the Deemed Interest.

(i)

Notice of Termination Date: If the Release Notice shall not have been provided in accordance with the provisions hereof on or prior to the Termination Date, the Corporation shall send or cause to be sent to each holder of Subscription Receipts written notice advising of that fact and that the Subscription Receipts have been cancelled in accordance with Section 2.02(b), and such notice shall be sent within three Business Days after the Termination Date.

(j)

Record Dates: The Corporation shall provide at least seven days' written notice to each holder of Subscription Receipts of any record date to be set or declared by the Corporation with respect to any meeting or written resolution of holders of Common Shares.

(k)

General Performance: Generally, the Corporation will well and truly perform and carry out all acts and things to be done by it as provided in this Agreement or in order to consummate the transactions contemplated hereby.

(l)	Default: The Corporation will promptly advise the Subscription Receipt Agent and the holders of the Subscription Receipts in writing of any default under the terms of this Agreement.

(m)

SEC Matters: The Corporation confirms that as at the date of execution of this Agreement its common shares are registered pursuant to Section 12 of the Exchange Act and that it is current in its reporting obligations, and has provided the Subscription Receipt Agent with an Officers' Certificate (in a form provided by the Subscription Receipt Agent certifying such reporting obligation and other information as requested by the Subscription Receipt Agent. The Corporation covenants that in the event that its registration or reporting obligation shall be terminated by the Corporation in accordance with the Exchange Act, the Corporation shall promptly deliver to the Subscription Receipt Agent an officers' certificate (in a form provided by the Subscription Receipt Agent) notifying the Subscription Receipt Agent of such registration or termination and such other information as the Subscription Receipt Agent may require at the time. The Corporation is a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act but will cease to be a "foreign issuer" at the end of this fiscal year. The Corporation acknowledges that the Subscription Receipt Agent is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

Any notices or deliveries required to be provided to holders of Subscription Receipts hereunder shall be sent by prepaid mail or delivery to each holder of Subscription Receipts at the address of such holder appearing on the register of Subscription Receipts maintained hereunder.

Section 6.02	Remuneration and Expenses of Subscription Receipt Agent

The Corporation will pay to the Subscription Receipt Agent from time to time reasonable remuneration for the services thereof hereunder (and shall be responsible for the payments thereof) and will, on the request of the Subscription Receipt Agent, pay to or reimburse the Subscription Receipt Agent for all reasonable expenses, disbursements and advances made or incurred by the Subscription Receipt Agent in the administration or execution of the duties and obligations hereof (including reasonable compensation and disbursements of its counsel and other advisers and assistants not regularly in the employment thereof), both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder have been finally and fully performed, except any such expense, disbursement or advance that arises out of or results from gross negligence, wilful misconduct or bad faith of the Subscription Receipt Agent. Any amount owing hereunder and remaining unpaid 30 days from the invoice date will bear interest at the then current rate charged by the Subscription Receipt Agent against unpaid invoices and shall be payable upon demand. This Section shall survive the termination of this Agreement and the removal or resignation of the Subscription Receipt Agent. In no event shall any amount payable to the Subscription Receipt Agent hereunder be paid out of the Proceeds or accrued interest thereon unless the Proceeds and accrued interest are, at the time of payment, payable to the Corporation.

Section 6.03	Notice of Issue

The Corporation will give written notice of and make all requisite filings respecting the issue of securities pursuant to the conversion of the Subscription Receipts, in such detail as may be required, to each Regulatory Authority in each jurisdiction in Canada in which there is legislation or regulations requiring the giving of any such notice in order that such issue of securities and the subsequent disposition of the securities so issued will not be subject to the prospectus requirements, if any, of such legislation or regulations.

Section 6.04	Performance of Covenants by Subscription Receipt Agent

If the Corporation fails to perform any of the obligations thereof under this Agreement, the Subscription Receipt Agent may notify the Subscription Receiptholders of such failure or may itself perform any of such obligations capable of being performed by the Subscription Receipt Agent, but under no obligation to do so, and the Subscription Receipt Agent will notify the Subscription Receiptholders that it is so doing. All amounts expended or advanced by the Subscription Receipt Agent in so doing will be repayable as provided in Section 6.02 hereof. No such performance, expenditure or advance by the Subscription Receipt Agent will relieve the Corporation of any default or of its continuing obligations hereunder.

ARTICLE SEVEN
DEPOSIT OF PROCEEDS AND CANCELLATION OF SUBSCRIPTION RECEIPTS

Section 7.01	Deposit of Proceeds

Upon the issuance of the Subscription Receipts, the Escrowed Proceeds shall be deposited with the Subscription Receipt Agent on the date of such issuance by way of one or more electronic wire transfers or certified cheques by: (i) the Underwriters, in an amount representing, in the aggregate, (x) the aggregate purchase price for the Subscription Receipts sold pursuant to the Offering to subscribers that are not on the President's List, less (y) an amount representing the sum of the Underwriters' Expenses and 50% of the Underwriters' Fee; and (ii) the Corporation's legal counsel, in an amount representing, in the aggregate, the aggregate purchase price for the Subscription Receipts sold pursuant to the Offering to subscribers that are on the President's List. The Subscription Receipt Agent shall accept and hold the Escrowed Funds in escrow for and on behalf of the persons who have an interest therein pursuant hereto, shall disburse and deal with the Escrowed Funds in the manner contemplated by and in accordance with the provisions of this Article Seven, and at all times shall keep the Escrowed Proceeds in a segregated account, all on the terms and subject to the conditions hereof. The Corporation acknowledges and agrees that it is a condition of the payment by the holders of Subscription Receipts of the issue price therefor that the Escrowed Proceeds are held by the Subscription Receipt Agent in accordance with the provisions of this Article Seven. The Corporation and the Lead Underwriters each further acknowledges and confirms that it has no interest in the Escrowed Proceeds or in the interest accrued thereon unless and until the Release Notice is delivered to the Subscription Receipt Agent. The Subscription Receipt Agent shall retain the Escrowed Proceeds and the interest accrued thereon for the benefit of the holders of Subscription Receipts and, upon the delivery of the Release Notice to the Subscription Receipt Agent, retroactively for the benefit of the Corporation and the Underwriters in accordance with the provisions of this Article Seven.

Section 7.02	Investment of the Escrowed Proceeds

Upon receipt of a direction from the Corporation, the Subscription Receipt Agent shall invest the Escrow Funds in Authorized Investments (as hereinafter defined) in its name in accordance with such direction. Any direction from the Corporation to the Subscription Receipt Agent shall be in writing and shall be provided to the Subscription Receipt Agent no later than 9:00 a.m. (Toronto time) on the day on which the investment is to be made. Any such direction received by the Subscription Receipt Agent after 9:00 a.m. (Toronto time) or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. (Toronto time) the next Business Day. Any direction from the Corporation for the release of the Escrow Funds must be received prior to 9:00 a.m. (Toronto time) on the Business Day before the Business Day on which the release of funds is to be made. Any such direction for the release of funds received after 9:00 a.m. (Toronto time) as noted above or on a non-Business Day, will be handled on a commercially reasonable efforts basis and may result in Escrow Funds being released on the next Business Day or the following Business Day. For the purpose hereof, "Authorized Investments" means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank (which may include an Affiliate or related party of the Subscription Receipt Agent) provided that such obligation is rated at least R1 (middle) by DBRS Inc. or an equivalent rating service.

In the event that the Subscription Receipt Agent does not receive a direction the Escrow Funds shall be kept segregated in the records of the Subscription Receipt Agent and shall be deposited in one or more interest-bearing trust accounts to be maintained by the Subscription Receipt Agent in the name of the Subscription Receipt Agent at one or more banks listed in in this Section 7.02 below (each such bank, an "Approved Bank"). If deposited into an Approved Bank, the Escrowed Funds shall bear interest at an annual rate which is equal to 2.25% less than the prime rate of interest announced from time to time by The Bank of Nova Scotia on Canadian dollar loans made to its most credit worthy customers in Canada. Such payment obligation shall be calculated daily and paid to the account(s) within three Business Days of each month-end. The Subscription Receipt Agent shall be entitled to retain for its own benefit, as partial compensation for its services hereunder, any amount of the interest earned on the Escrowed Funds that is not payable pursuant to this Section 7.02.

All amounts held by the Subscription Receipt Agent pursuant to this Agreement shall be held by the Subscription Receipt Agent for the benefit of the Subscription Receiptholders and the delivery of the Escrowed Funds to the Subscription Receipt Agent shall not give rise to a debtor-creditor or other similar relationship between the Subscription Receipt Agent and the Subscription Receiptholders. The amounts held by the Subscription Receipt Agent pursuant to this Agreement are the sole risk of the Subscription Receiptholders and, without limiting the generality of the foregoing, the Subscription Receipt Agent shall have no responsibility or liability for any diminution of the Escrowed Funds which may result from any deposit made with an Approved Bank pursuant to this Section 7.02, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The Corporation acknowledges and agrees that the Subscription Receipt Agent acts prudently in depositing the Escrowed Proceeds at any Approved Bank, and that the Subscription Receipt Agent is not required to make any further inquiries in respect of any such bank.

At any time and from time to time, the Corporation shall be entitled to direct the Subscription Receipt Agent by written notice (a) not to deposit any new amounts in any Approved Bank specified in the notice and/or (b) to withdraw all or any of the Escrowed Funds that may then be deposited with any Approved Bank specified in the notice and re-deposit such amount with one or more of such other Approved Banks as specified in the notice. With respect to any withdrawal notice, the Subscription Receipt Agent will endeavor to withdraw such amount specified in the notice as soon as reasonably practicable and the Corporation acknowledges and agrees that such specified amount remains at the sole risk of the Subscription Receiptholders prior to and after such withdrawal.

APPROVED BANKS

Bank	Relevant S&P Issuer Credit Rating (as at Aug 2, 2016)
ANZ Banking Group	AA-
Bank of America NA	A
Bank of Montreal	A+
Bank of Scotland	A
The Bank of Nova Scotia	A+
Bank of Tokyo-Mitsubishi UFJ	A+
Canadian Imperial Bank of Commerce	A+
Citibank NA	A
HSBC Bank of Canada	AA-
National Australia Bank Limited	AA-
National Bank of Canada	A
Royal Bank of Canada	AA-
Societe Generale (Canada Branch)	A
The Toronto-Dominion Bank	AA-
BNP Paribas	A

Section 7.03	Release of Escrow Funds

The Subscription Receipt Agent shall release the Escrow Funds by certified cheque, bank draft or wire transfer as follows in the following circumstances:

(a)	in the event that the Release Notice is delivered to the Subscription Receipt Agent prior to the Termination Time, then the Escrow Funds will be released as follows immediately after the Release Time:

(i)

an amount representing 50% of the Underwriters' Fee plus any interest accrued and actually earned thereon shall be released by the Subscription Receipt Agent to or at the direction of the Lead Underwriters; and

	(ii)	all of the remaining Escrow Funds shall be released by the Subscription Receipt Agent to or at the direction of the Corporation;

all as provided for in the Release Notice; and

(b)

in the event that a Termination Notice is delivered to the Subscription Receipt Agent or in the event that the Release Notice has not been received by the Subscription Receipt Agent prior to the Termination Time, then:

(i)

the Corporation shall, as soon as practicable and prior to the Business Day prior to the Termination Payment Time, pay to the Subscription Receipt Agent an amount equal to the sum of: (A) $3,197,812.50, being 50% of the Underwriters' Fee, (B) $262,975.12, being the Underwriters' Expenses, and (C) the Deemed Interest in the amount as confirmed in the Termination Notice; and

(ii)

subject to receipt of the funds in (i) above so that the Subscription Receipt Agent shall have an amount equal to the Proceeds and the Deemed Interest, the Subscription Receipt Agent shall pay the amount of $5.00 per Subscription Receipt, together with any pro-rata interest accrued and actually earned on the Escrowed Proceeds and a pro-rata portion of the Deemed Interest, less any withholding tax required to be withheld in respect thereof (based on an opinion from the Corporation's counsel confirming the same), to all holders of the Subscription Receipts in accordance with the Termination Notice, and shall forthwith mail or deliver, or cause to be mailed or delivered, to each Subscription Receiptholder a cheque in the amount payable at the address on the register of holders of Subscription Receipts provided herein.

(c)

The amount payable to each Subscription Receiptholder under Section 7.03(b)(ii) shall be satisfied from the Escrow Funds, and the amount paid pursuant to Section 7.03(b)(i). Any amount not satisfied from the Escrow Funds and the amount paid pursuant to Section 7.03(b)(i) shall be satisfied by the Corporation which shall deposit an amount equal to such shortfall with the Subscription Receipt Agent prior to the Termination Payment Time. The Subscription Receipt Agent shall only be obliged to make payments under Section 7.03(b)(ii) to the extent that the Escrow Funds, the amount paid pursuant to Section 7.03(b)(i) and the monies which have been deposited with it pursuant to this Section 7.03(c) are sufficient.

Section 7.04	Proceeds Held as Agent

In addition to the other rights granted to holders of Subscription Receipts in this Agreement, until the earlier of the Termination Date and the first Business Day following the Release Date each holder of Subscription Receipts has a claim against the Proceeds held by the Subscription Receipt Agent in the amount equal to $5.00 for each Subscription Receipt held by such holder, which claim shall subsist until such time as the Special Warrants issuable upon the conversion of such Subscription Receipt are issued or such amount is paid in full. In the event that, prior to the earlier of the Termination Date and the first Business Day following the Release Date, the Corporation (i) makes a general assignment for the benefit of creditors or any proceeding is instituted by the Corporation seeking relief on behalf thereof as a debtor, or to adjudicate the Corporation a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of the Corporation or the debts of the Corporation under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, receiver and manager, trustee, custodian or similar official for the Corporation or any substantial part of the property and assets the Corporation or the Corporation takes any corporate action to authorize any of the actions set forth above, or (ii) the Corporation shall be declared bankrupt, or a receiver, receiver and manager, trustee, custodian or similar official is appointed for the Corporation or any substantial part of its property and assets the Corporation or an encumbrancer shall legally take possession of any substantial part of the property or assets of the Corporation or a distress or execution or any similar process is levied or enforced against such property and assets and remains unsatisfied for such period as would permit such property or such part thereof to be sold thereunder, the right of each holder of Subscription Receipts to be issued Special Warrants upon the conversion of the Subscription Receipts of such holder will terminate and such holder will be entitled to assert a claim against the Proceeds by the Subscription Receipt Agent in an amount equal to $5.00 for each Subscription Receipt held by such holder, plus such holder's pro-rata portion of the interest earned thereon and pro-rata portion of the Deemed Interest, less any withholding tax required to be withheld in respect thereof.

Section 7.05	Role as Subscription Receipt Agent

The Subscription Receipt Agent accepts its duties and responsibilities under this Agreement solely as a custodian, bailee and agent, and no trust is intended to be, or is or will be, created hereby and the Subscription Receipt Agent shall owe no duty hereunder as a trustee.

Section 7.06	Representation Regarding Third Party Interests

Each Party to this Agreement (in this Section 7.06 referred to as a "Representing Party") hereby represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by, the Subscription Receipt Agent in connection with this Agreement, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Subscription Receipt Agent a declaration of third party interest in the Subscription Receipt Agent's prescribed form in accordance with Section 9 of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and Regulations thereto, or in such other form as may be satisfactory to it, as to the particulars of such third party.

Section 7.07	Method of Disbursement and Delivery

(a)

Disbursements: All disbursements of money made in accordance with the provisions of this Article may be made by wire transfer as may be directed by the Subscription Receiptholders, the Corporation or the Underwriters, and if not so directed, by certified cheque drawn upon a Canadian Schedule I chartered bank or by official cheque drawn upon the account of the Subscription Receipt Agent made payable to or to the order of the persons entitled to disbursement and in the correct amount (less all withholding tax required to be withheld in respect thereof and based on an opinion of the Corporation's counsel). All fees associated with the disbursement of money made in accordance with the provisions of this Article shall be borne by the Corporation.

(b)

Delivery: If the Subscription Receipt Agent delivers any such wire transfer or certified cheque as required under Section 7.07(a), the Subscription Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such certified cheque is not paid on due presentation; provided that in the event of the non-receipt of such wire transfer or certified cheque by the payee, or the loss or destruction of such certified cheque, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and funding and indemnity reasonably satisfactory to it, shall initiate a new wire transfer or issue to such payee a replacement certified cheque for the amount of such wire transfer or certified cheque.

ARTICLE EIGHT
ENFORCEMENT

Section 8.01	Suits by Subscription Receiptholders

All or any of the rights conferred on the holder of any Subscription Receipt by the terms of the Subscription Receipt Certificate representing such Subscription Receipt or of this Agreement may be enforced by such holder by appropriate legal proceedings but without prejudice to the right which is hereby conferred on the Subscription Receipt Agent to proceed in the name thereof or on behalf of the holders of Subscription Receipts to enforce each and every provision herein contained for the benefit of the Subscription Receiptholders.

Section 8.02	Limitation of Liability

The obligations hereunder are not personally binding on, nor will resort hereunder be had to the private property of, any past, present or future director, shareholder, officer, employee or agent of the Corporation, but only the property of the Corporation shall be bound in respect hereof.

Section 8.03	Immunity of Shareholders, etc.

The Subscription Receipt Agent and, by the acceptance of the Subscription Receipt Certificates and as part of the consideration for the issue of the Subscription Receipts, the Subscription Receiptholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, director, officer, employee or agent of the Corporation or any successor entity for the issue of the Special Warrants pursuant to any Subscription Receipt or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Subscription Receipt Certificates.

ARTICLE NINE
MEETINGS OF SUBSCRIPTION RECEIPTHOLDERS

Section 9.01	Right to Convene Meetings

(a)

Convening of Meeting: The Subscription Receipt Agent may at any time and from time to time convene a meeting of the Subscription Receiptholders, and will do so on receipt of a Written Request of the Corporation or a Subscription Receiptholders' Request and on being funded and indemnified to its reasonable satisfaction by the Corporation or by one or more of the Subscription Receiptholders signing such Subscription Receiptholders' Request against the costs which it may incur in connection with calling and holding such meeting.

(b)

Failure to Convene: If the Subscription Receipt Agent fails, within five Business Days after receipt of such Written Request of the Corporation or Subscription Receiptholders' Request, funding and indemnification, to give notice convening a meeting, the Corporation or any of such Subscription Receiptholders, as the case may be, may convene such meeting.

(c)	Place of Meeting: Every such meeting will be held in Toronto, Ontario or such other place as is approved or determined by the Subscription Receipt Agent and the Corporation.

Section 9.02	Notice

(a)

Notice: At least 21 days' notice of any meeting must be given to the Subscription Receiptholders, to the Subscription Receipt Agent (unless the meeting has been called by it) and to the Corporation (unless the meeting has been called by it).

(b)

Contents: The notice of the meeting must state the time when and the place where the meeting is to be held and must state briefly the general nature of the business to be transacted thereat, but it will not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

Section 9.03	Chairman

An individual (who need not be a Subscription Receiptholder) designated in writing by the Subscription Receipt Agent will be chairman of the meeting or, if no individual is so designated or the individual so designated is not present within 15 minutes after the time fixed for the holding of the meeting, the Subscription Receiptholders present in person or by proxy may choose an individual present to be chairman.

Section 9.04	Quorum

(a)

Quorum: Subject to the provisions of Section 9.13 hereof, at any meeting of Subscription Receiptholders a quorum will consist of not less than two Subscription Receiptholders present in person or by proxy and holding in the aggregate not less than 25% of the total number of Subscription Receipts then outstanding.

(b)

No Quorum: If a quorum of Subscription Receiptholders is not present within 30 minutes after the time fixed for holding a meeting, the meeting, if summoned by Subscription Receiptholders or on a Subscription Receiptholders' Request, will be dissolved, but, subject to Section 9.13 hereof, in any other case will be adjourned to the third following Business Day at the same time and place and no notice of the adjournment need be given.

(c)

Adjourned Meeting: At the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened notwithstanding the number of Subscription Receipts that they hold.

Section 9.05	Power to Adjourn

The chairman of a meeting at which a quorum of the Subscription Receiptholders is present may, with the consent of the meeting, adjourn the meeting, and no notice of such adjournment need be given except as the meeting prescribes.

Section 9.06	Show of Hands

Every question submitted to a meeting, other than an Extraordinary Resolution, will be decided in the first place by a majority of the votes given on a show of hands and, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority will be conclusive evidence of the fact. In the case of joint holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together in respect of Subscription Receipts of which they are joint registered holders. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, held or represented by him.

Section 9.07	Poll

(a)

Extraordinary Resolution: On every Extraordinary Resolution, and on every other question submitted to a meeting on which a poll is directed by the chairman or requested by one or more Subscription Receiptholders acting in person or by proxy and holding in the aggregate not less than 10% of the total number of Subscription Receipts then outstanding, a poll will be taken in such manner as the chairman directs.

(b)	Other: Questions other than those required to be determined by Extraordinary Resolution will be decided by a majority of the votes cast on the poll.

Section 9.08	Voting

On a show of hands each person present and entitled to vote, whether as a Subscription Receiptholder or as proxy for one or more absent Subscription Receiptholders, or both, will have one vote, and on a poll each Subscription Receiptholder present in person or represented by a proxy duly appointed by instrument in writing will be entitled to one vote in respect of each Subscription Receipt held by such holder. A proxy need not be a Subscription Receiptholder.

Section 9.09	Regulations

(a)	Ability to Make: The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, may from time to time make or vary such regulations as it thinks fit:

	(i)	for the setting of the record date for a meeting of holders of Subscription Receipts for the purpose of determining Receiptholders entitled to receive notice of and vote at such meeting;

	(ii)	for the form of the instrument of proxy; and

	(iii)	generally for the calling of meetings of Subscription Receiptholders and the conduct of business thereof.

Any regulations so made will be binding and effective and the votes given in accordance therewith will be valid and will be counted.

(b)

Recognition: Except as such regulations provide, the only persons who will be recognized at a meeting as the holders of any Subscription Receipts, or as entitled to vote or, subject to Section 9.10 hereof, to be present at the meeting in respect thereof, will be the registered holders of such Subscription Receipts or persons holding proxies on their behalf.

Section 9.10	The Corporation and Subscription Receipt Agent may be Represented

The Corporation and the Subscription Receipt Agent by their respective employees, officers or directors, and the counsel of the Corporation and the Subscription Receipt Agent, may attend any meeting of Subscription Receiptholders, but will have no vote as such.

Section 9.11	Powers Exercisable by Ordinary Resolution

In addition to all other powers conferred on them by the other provisions of this Agreement or by law, the Subscription Receiptholders who hold in the aggregate more than 50% of the total number of Subscription Receipts at the time outstanding will have the power at a meeting, exercisable from time to time, to approve a maximum 30-day extension of the Escrow Release Deadline.

Section 9.12	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred on them by the other provisions of this Agreement or by law, the Subscription Receiptholders at a meeting will have the power, exercisable from time to time by Extraordinary Resolution:

(a)

to assent to or sanction any amendment, modification, abrogation, alteration, compromise or arrangement of any right of the Subscription Receiptholders or, with the reasonable consent of the Subscription Receipt Agent, of the Subscription Receipt Agent in its capacity as agent hereunder or on behalf of the Subscription Receiptholders against the Corporation, whether such right arises under this Agreement or the Subscription Receipt Certificates or otherwise, which shall be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any agreement supplemental hereto in connection therewith;

(b)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Subscription Receiptholders;

(c)

subject to arrangements as to financing and indemnity satisfactory to the Subscription Receipt Agent, to direct or authorize the Subscription Receipt Agent to enforce any obligation of the Corporation under this Agreement or to enforce any right of the Subscription Receiptholders in any manner specified in the Extraordinary Resolution;

(d)	to direct or authorize the Subscription Receipt Agent to refrain from enforcing any obligation or right referred to in clause (c) of this Section 9.11;

(e)

to waive and direct the Subscription Receipt Agent to waive any default by the Corporation in complying with any provision of this Agreement or the Subscription Receipt Certificates, either unconditionally or on any condition specified in the Extraordinary Resolution;

(f)

to appoint a committee with power and authority to exercise, and to direct the Subscription Receipt Agent to exercise, on behalf of the Subscription Receiptholders, such of the powers of the Subscription Receiptholders as are exercisable by Extraordinary Resolution;

(g)

to restrain any Subscription Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any obligation of the Corporation under this Agreement or the Subscription Receipt Certificates or to enforce any right of the Subscription Receiptholders;

(h)

to direct any Subscription Receiptholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal therewith on payment of the costs, charges and expenses reasonably and properly incurred by him in connection therewith;

(i)

to assent to any change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

(j)

to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

(k)	with the consent of the Corporation, from time to time and at any time, to remove the Subscription Receipt Agent and appoint a successor Subscription Receipt Agent; and

(l)

to assent to any modification of the articles of the Corporation in circumstances where, had the Common Shares issuable upon the exercise of the Special Warrants then been issued and outstanding, an Extraordinary Resolution of the holders of Common Shares would have been required.

Section 9.13	Meaning of "Extraordinary Resolution"

(a)

Meaning: The expression "Extraordinary Resolution" when used in this Agreement means, subject to the provisions of this Section and of Section 9.16 and Section 9.17 hereof, a motion proposed at a meeting of Subscription Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article Nine at which there are present in person or by proxy at least two Subscription Receiptholders holding in the aggregate not less than 25% of the total number of Subscription Receipts then outstanding and passed by the affirmative votes of Subscription Receiptholders who hold in the aggregate not less than 66 2/3% of the total number of Subscription Receipts represented at the meeting and voted on the motion.

(b)

Quorum: If, at a meeting called for the purpose of passing an Extraordinary Resolution, the quorum required by Section 9.13(a) hereof is not present within 30 minutes after the time appointed for the meeting, the meeting, if convened by Subscription Receiptholders or on a Subscription Receiptholders' Request, will be dissolved, but in any other case will stand adjourned to such day, being not less than five Business Days or more than ten Business Days later, and to such place and time, as is appointed by the chairman.

(c)	Notice: Not less than three Business Days' notice must be given to the Subscription Receiptholders of the time and place of such adjourned meeting.

(d)

Form of Notice: The notice must state that at the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum but it will not be necessary to set forth the purposes for which the meeting was originally called or any other particulars.

(e)

Quorum at Adjourned Meeting: At the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened, and a motion proposed at such adjourned meeting and passed by the requisite vote as provided in Section 9.13(a) hereof will be an Extraordinary Resolution within the meaning of this Agreement notwithstanding that Subscription Receiptholders holding in the aggregate 25% of the total number of Subscription Receipts outstanding may not be present.

(f)	Poll: Votes on an Extraordinary Resolution must always be given on a poll and no demand for a poll on an Extraordinary Resolution will be necessary.

Section 9.14	Powers Cumulative

Any one or more of the powers, and any combination of the powers, in this Agreement stated to be exercisable by the Subscription Receiptholders by Extraordinary Resolution or otherwise, may be exercised from time to time, and the exercise of any one or more of such powers or any combination of such powers from time to time will not prevent the Subscription Receiptholders from exercising such power or powers or combination of powers thereafter from time to time.

Section 9.15	Minutes

Minutes of all resolutions passed and proceedings taken at every meeting of the Subscription Receiptholders will be made and duly entered in books from time to time provided for such purpose by the Subscription Receipt Agent at the expense of the Corporation, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or such proceedings were taken, will be prima facie evidence of the matters therein stated, and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been so made, entered and signed will be deemed to have been duly convened and held, and all resolutions passed and proceedings taken thereat to have been duly passed and taken.

Section 9.16	Instruments in Writing

Any action that may be taken and any power that may be exercised by Subscription Receiptholders at a meeting held as provided in this Article Nine may also be taken and exercised by Subscription Receiptholders who hold in the aggregate more than 50% of the total number of Subscription Receipts at the time outstanding or in the case of an Extraordinary Resolution, Subscription Receiptholders who hold in the aggregate not less than 66 2/3% of the total number of Subscription Receipts at the time outstanding, by their signing, each in person or by attorney duly appointed in writing, an instrument in writing in one or more counterparts, and the expression "Extraordinary Resolution" when used in this Agreement includes a resolution embodied in an instrument so signed.

Section 9.17	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article Nine at a meeting of Subscription Receiptholders will be binding on all Subscription Receiptholders, whether present at or absent from the meeting and whether voting for or against the resolution or abstaining, and every instrument in writing signed by Subscription Receiptholders in accordance with Section 9.16 hereof will be binding on all Subscription Receiptholders, whether signatories thereto or not, and every Subscription Receiptholder and the Subscription Receipt Agent (subject to the provisions for its indemnity herein contained) will be bound to give effect accordingly to every such resolution and instrument in writing.

Section 9.18	Holdings by the Corporation and Subsidiaries Disregarded

In determining whether Subscription Receiptholders holding the required total number of Subscription Receipts are present in person or by proxy for the purpose of constituting a quorum, or have voted or consented to a resolution, Extraordinary Resolution, consent, waiver, Subscription Receiptholders' Request or other action under this Agreement, a Subscription Receipt held by the Corporation or by a subsidiary of the Corporation will be deemed to be not outstanding.

ARTICLE TEN
SUPPLEMENTAL AGREEMENTS AND SUCCESSOR CORPORATIONS

Section 10.01	Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation (when authorized by the directors) and the Subscription Receipt Agent may, with the prior consent of the Lead Underwriters, such consent not to be unreasonably withheld, subject to the provisions hereof, and will when so directed hereby, execute and deliver by their proper officers agreements or instruments supplemental hereto, which thereafter will form part hereof, for any or all of the following purposes:

(a)

adding hereto such additional covenants and enforcement provisions as in the opinion of counsel are necessary or advisable, and are not in the opinion of the Subscription Receipt Agent, relying on opinion of counsel, prejudicial to the interest of the Subscription Receiptholders;

(b)	giving effect to any Extraordinary Resolution passed as provided in Article Nine hereof;

(c)

adding to, deleting or altering the provisions hereof in respect of the exchange of Subscription Receipt Certificates, and making any modification in the form of the Subscription Receipt Certificates that does not affect the substance thereof;

(d)

making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Subscription Receipt Agent which may for such purposes rely on the opinion of counsel, prejudicial to the interests of the Subscription Receiptholders;

(e)

modifying any provision of this Agreement (including, without limitation, making any modification which increases the number or amount of Special Warrants issuable pursuant to the Subscription Receipts) or relieving the Corporation from any obligation, condition or restriction herein contained, except that no such modification or relief will be or become operative or effective if in the opinion of counsel it would impair any right of the Subscription Receiptholders or of the Subscription Receipt Agent, and the Subscription Receipt Agent may in its uncontrolled discretion decline to enter into any such supplemental Agreement which in its opinion will not afford adequate protection to the Subscription Receipt Agent when it becomes operative; and

(f)

for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguity, defective or inconsistent provision, error or omission herein, if in the opinion of counsel, the rights of the Subscription Receipt Agent and of the Subscription Receiptholders are not prejudiced thereby.

Section 10.02	Successor Corporations

In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety, or substantially as an entirety, to another corporation or other entity, the successor corporation or other entity resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) will be bound by the provisions hereof and for the due and punctual performance and observance of each and every covenant and obligation contained in this Agreement to be performed by the Corporation and will execute and deliver to the Subscription Receipt Agent a supplemental Agreement and such other instruments as are satisfactory in form to the Subscription Receipt Agent and in the opinion of counsel are necessary or advisable to evidence the express assumption by the successor corporation of such obligations.

ARTICLE ELEVEN
CONCERNING SUBSCRIPTION RECEIPT AGENT

Section 11.01	Agreement Legislation

(a)	If and to the extent that any provision of this Agreement limits, qualifies or conflicts with a mandatory requirement of the Applicable Legislation, such mandatory requirement shall prevail.

(b)

The Corporation, the Lead Underwriters and the Subscription Receipt Agent agree that each will, at all times in relation to this Agreement and any action to be taken hereunder, observe and comply with and be entitled to the benefits of the Applicable Legislation.

Section 11.02	Rights and Duties of Subscription Receipt Agent

(a)

Duty of Subscription Receipt Agent: In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent will act honestly and in good faith and will exercise that degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. The Subscription Receipt Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Subscription Receipt Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Subscription Receipt Agent and in the absence of any such notice the Subscription Receipt Agent may for all purposes of this Agreement conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained therein. Any such notice shall in no way limit any discretion herein given to the Subscription Receipt Agent to determine whether or not the Subscription Receipt Agent shall take action with respect to any default.

(b)	No Relief From Liability: No provision of this Agreement will be construed to relieve the Subscription Receipt Agent from liability for its own grossly negligent act, wilful misconduct or bad faith.

(c)

Actions: The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding in connection herewith including, without limitation, for the purpose of enforcing any right of the Subscription Receipt Agent or the Subscription Receiptholders hereunder is on the condition that the Subscription Receipt Agent shall have received a Subscription Receiptholders' Request specifying the act, action or proceeding which the Subscription Receipt Agent is requested to take and, when required by notice to the Subscription Receiptholders by the Subscription Receipt Agent, the Subscription Receipt Agent is furnished by one or more Subscription Receiptholders with sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and hold it harmless against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(d)

Funding: The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the holders hereunder shall be conditional upon the holders furnishing, when required by notice by the Subscription Receipt Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and to hold harmless the Subscription Receipt Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. No provision of this Agreement will require the Subscription Receipt Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is so indemnified and funded.

(e)

Deposit of Subscription Receipts: The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Subscription Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipt Certificates held by them, for which certificates the Subscription Receipt Agent will issue receipts.

(f)

Restriction: Every provision of this Agreement that relieves the Subscription Receipt Agent of liability or entitles it to rely on any evidence submitted to it is subject to the provisions of Applicable Legislation.

(g)

Right not to Act / Right to Resign: The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, determines that such act might cause it to be in non- compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, determine at any time that its acting under this Subscription Receipt Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Corporation and the Lead Underwriters, provided (i) that the Subscription Receipt Agent's written notice shall describe the circumstances of such non-compliance and (ii) that, if such circumstances are rectified to the Subscription Receipt Agent's satisfaction within such 10-day period, then such resignation shall not be effective.

Section 11.03	Evidence, Experts and Advisers

(a)

Evidence: In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation will furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as is prescribed by Applicable Legislation or as the Subscription Receipt Agent reasonably requires by written notice to the Corporation.

(b)

Reliance by Subscription Receipt Agent: In the exercise of any right or duty hereunder the Subscription Receipt Agent, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Subscription Receipt Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Subscription Receipt Agent, if such evidence complies with Applicable Legislation and the Subscription Receipt Agent examines such evidence and determines that it complies with the applicable requirements of this Agreement.

(c)

Statutory Declaration: Whenever Applicable Legislation requires that evidence referred to in Section 11.03(a) hereof be in the form of a statutory declaration, the Subscription Receipt Agent may accept such statutory declaration in lieu of a Certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by any one or more of the President and Chief Executive Officer, Chief Financial Officer or Corporate Secretary of the Corporation or by any other officer(s) or director(s) of the Corporation to whom such authority is delegated by the directors from time to time. In addition, the Subscription Receipt Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, direction, instruction, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(d)

Proof of Execution: Proof of the execution of any document or instrument in writing, including a Subscription Receiptholders' Request, by a Subscription Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner that the Subscription Receipt Agent considers adequate and in respect of a corporate Subscription Receiptholder, shall include a certificate of incumbency of such Subscription Receiptholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(e)

Experts: The Subscription Receipt Agent may employ or retain such counsel, accountants, appraisers, or other experts or advisers as it reasonably requires for the purpose of determining and discharging its rights and duties hereunder and may pay the reasonable remuneration and disbursements for all services so performed by any of them, without taxation of costs of any counsel, and will not be responsible for any misconduct or negligence on the part of any of them who has been selected with due care by the Subscription Receipt Agent. The Corporation shall pay or reimburse the Subscription Receipt Agent for any reasonable fees of such counsel, accountants, appraisers, or other experts or advisors. The Subscription Receipt Agent may act and rely and shall be protected in acting or not acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraisers or other expert or advisor, whether retained or employed by the Corporation or by the Subscription Receipt Agent, in relation to any matter arising in the administration of the duties and obligations hereof.

Section 11.04	Documents, Money, Etc. held by Subscription Receipt Agent

(a)

Safekeeping: Any security, document of title or other instrument that may at any time be held by the Subscription Receipt Agent subject to the provisions of this Agreement hereof may be placed in the deposit vaults of the Subscription Receipt Agent or of any Canadian chartered bank or deposited for safekeeping with any such bank.

(b)

Interest: Except in the circumstances described in Section 7.02 and Section 7.03 hereof, all interest received by the Subscription Receipt Agent in respect of such deposits and investments will belong to the Corporation.

Section 11.05	Action by Subscription Receipt Agent to Protect Interests

The Subscription Receipt Agent will have power to institute and to maintain such actions and proceedings as it considers necessary or expedient to protect or enforce its interests and the interests of the Subscription Receiptholders.

Section 11.06	Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent will not be required to give any bond or security in respect of the execution of the duties and obligations and powers of this Agreement.

Section 11.07	Protection of Subscription Receipt Agent

(a)	Protection: By way of supplement to the provisions of any law for the time being relating to subscription receipt agents, it is expressly declared and agreed that:

(i)

the Subscription Receipt Agent will not be liable for or by reason of, or required to substantiate, any statement of fact, representation or recital in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 11.09 or in the certificate of the Subscription Receipt Agent on the Subscription Receipt Certificates or other representation of the Subscription Receipt Agent made herein or therein), but all such statements or recitals are and will be deemed to be made by the Corporation;

(ii)

nothing herein contained will impose on the Subscription Receipt Agent any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(iii)	the Subscription Receipt Agent will not be bound to give notice to any person of the execution hereof;

(iv)

the Subscription Receipt Agent shall be protected in acting upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration or other paper or document furnished to it hereunder by the Corporation, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be;

(v)

the Subscription Receipt Agent will not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach by the Corporation of any obligation or covenant herein contained or of any act of any director, officer, employee or agent of the Corporation;

(vi)

the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and in the Subscription Receipts and generally may contract and enter into financial transactions with the Corporation or any related corporation without being liable to account for any profit made thereby;

(vii)

the Subscription Receipt Agent shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means provided that they are sent in accordance with the provisions hereof;

(viii)

if the Subscription Receipt Agent delivers any cheque as required hereunder, the Subscription Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and, if required by the Subscription Receipt Agent, an indemnity reasonably satisfactory to it, shall issue to such payee a replacement cheque for the amount of such cheque;

(ix)

the Subscription Receipt Agent will disburse funds in accordance with the provisions hereof only to the extent that funds have been deposited with it. The Subscription Receipt Agent shall not under any circumstances be required to disburse funds in excess of the amounts on deposit with the Subscription Receipt Agent at the time of disbursement; and

(x)

notwithstanding the foregoing or any other provision of this Agreement, any liability of the Subscription Receipt Agent shall be limited to direct damages, in the aggregate, to the amount of fees paid by the Corporation to the Subscription Receipt Agent under this Agreement, which limitation does not apply to the extent that the Subscription Receipt Agent has acted with gross negligence, willful misconduct or bad faith. Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Subscription Receipt Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(b)

Indemnity: In addition to and without limiting any protection of the Subscription Receipt Agent hereunder or otherwise by law, the Corporation agrees to indemnify the Subscription Receipt Agent and its affiliates, their successors, assigns, and each of their agents, employees, directors and officers (each an "Indemnified Person"), and save each Indemnified Person harmless from all liabilities, losses, suits, damages, costs, expenses, claims and actions, proceedings or demands (including reasonable expert consultant and legal fees and disbursements in connection therewith) which may be brought against or suffered by it arising out of or connected with the performance by the Subscription Receipt Agent of its duties hereunder except to the extent that such liabilities, losses, suits, damages, costs, claims and actions, proceedings or demands (including reasonable expert consultant and legal fees and disbursements in connection therewith) are attributable to the gross negligence, wilful misconduct or bad faith of the Subscription Receipt Agent or an Indemnified Person. Notwithstanding any other provision hereof, this indemnity shall survive any removal or resignation of the Subscription Receipt Agent, discharge of this Agreement and termination of any duties and obligations hereunder. The Subscription Receipt Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its counsel, may involve it in expense or liability, unless the Corporation shall, so often as required, furnish the Subscription Receipt Agent with satisfactory indemnity and funding against such expense or liability.

Section 11.08	Replacement of Subscription Receipt Agent

(a)

Resignation: The Subscription Receipt Agent may resign and be discharged from all further duties and liabilities hereunder, except as provided in this Section, by giving to the Corporation, the Lead Underwriters and the Subscription Receiptholders not less than 60 days' notice in writing or, if a new subscription receipt agent has been appointed, such shorter notice as the Corporation accepts as sufficient provided that such resignation and discharge shall be subject to the appointment of a successor thereto in accordance with the provisions hereof.

(b)	Removal: The Subscription Receiptholders by Extraordinary Resolution may at any time remove the Subscription Receipt Agent and appoint a new subscription receipt agent.

(c)

Appointment of New Subscription Receipt Agent: If the Subscription Receipt Agent so resigns or is so removed or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Corporation will forthwith appoint a new subscription receipt agent unless a new subscription receipt agent has already been appointed by the Subscription Receiptholders.

(d)

Failure to Appoint: Failing such appointment by the Corporation, the retiring Subscription Receipt Agent or any Subscription Receiptholder may apply at the expense of the Corporation to the Superior Court of Ontario, on such notice as the Court directs, for the appointment of a new subscription receipt agent.

(e)

New Subscription Receipt Agent: Any new subscription receipt agent appointed under this Section must be a corporation authorized to carry on the business of a transfer agent or trust company in Ontario and, if required by the Applicable Legislation of any other province, in such other province. On any such appointment the new subscription receipt agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent without any further assurance, conveyance, act or deed, but there will be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as, in the opinion of counsel, are necessary or advisable for the purpose of assuring the transfer of such powers, rights, duties and responsibilities to the new subscription receipt agent including, without limitation, an appropriate instrument executed by the new subscription receipt agent accepting such appointment and, at the request of the Corporation, the predecessor Subscription Receipt Agent shall, upon payment of its outstanding remuneration and expenses, execute and deliver to the new subscription receipt agent an appropriate instrument transferring to such new subscription receipt agent all rights and powers of the Subscription Receipt Agent hereunder, and shall duly assign, transfer and deliver to the new subscription receipt agent all securities, property and all records kept by the predecessor Subscription Receipt Agent hereunder or in connection therewith. Any new subscription receipt agent so appointed by the Corporation or by the Court will be subject to removal as aforesaid by the Subscription Receiptholders and by the Corporation.

(f)

Notice of New Subscription Receipt Agent: On the appointment of a new subscription receipt agent, the Corporation will promptly give notice thereof to the Subscription Receiptholders in accordance with Section 12.02(a) hereof.

(g)	Successor Subscription Receipt Agent: A corporation into or with which the Subscription Receipt Agent is merged or consolidated or amalgamated, or a corporation succeeding to the business of the Subscription Receipt Agent, will be the successor to the Subscription Receipt Agent hereunder without any further act on its part or on the part of any party hereto if such corporation would be eligible for appointment as a new subscription receipt agent under Section 11.08(e) hereof.

(h)	Certificates: A Subscription Receipt Certificate certified but not delivered by a predecessor Subscription Receipt Agent may be delivered by the new or successor subscription receipt agent in the name of the predecessor Subscription Receipt Agent or successor subscription receipt agent.

Section 11.09	Conflict of Interest

The Subscription Receipt Agent represents to the Corporation that at the time of the execution and delivery hereof no material conflict of interest exists between its role as a subscription receipt agent hereunder and its role in any other capacity and if a material conflict of interest arises hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the conflict of interest or resign its duties and obligations hereunder. Notwithstanding the foregoing provisions of this Section 11.09, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipt Certificates shall not be affected in any manner whatsoever by reason thereof.

Section 11.10	Acceptance of Duties and Obligations

The Subscription Receipt Agent hereby accepts the duties and obligations in this Agreement declared and provided for and agrees to perform them on the terms and conditions herein set forth. The Subscription Receipt Agent accepts the duties and responsibilities under this Agreement solely as custodian, bailee and agent. No trust is intended to be or will be created hereby and the Subscription Receipt Agent shall owe no duties hereunder as a trustee.

ARTICLE TWELVE
GENERAL

Section 12.01	Notice to the Corporation and Subscription Receipt Agent

(a)	Corporation: Unless herein otherwise expressly provided, a notice to be given hereunder to the Corporation or the Subscription Receipt Agent will be validly given if delivered or if sent by registered letter, postage prepaid, or if sent by facsimile transmission (if receipt of such transmission is confirmed):

(i)	if to the Corporation:

Klondex Mines Ltd.

Attn: Paul Huet
President and Chief Executive Officer
1055 West Hastings Street, Suite 2200
Vancouver, British Columbia V6E 2E9
Facsimile: (604) 891-5100;

with a copy to:

Bennett Jones LLP
Attn: Abbas Ali Khan
Suite 3400, One First Canadian Place
Toronto, Ontario M5X 1A4
Facsimile: (416) 863-1716;

(ii)	if to GMP, to:

GMP Securities L.P.
Attn: Kevin Reid
Managing Director, Investment Banking
145 King Street West, Suite 300
Toronto, Ontario M5H 1J8 Facsimile: (416) 849-1380;

with a copy to:

Borden Ladner Gervais LLP
Attn: Andrew Powers 44th Floor, Scotia Plaza
40 King Street West Toronto, Ontario M5H 3Y4 Facsimile: (416) 361-2452;

(iii)	if to BMO, to:

BMO Nesbitt Burns Inc.
Attn: Carter Hohmann Managing Director
885 West Georgia Street, Suite 300 Vancouver, British Columbia V6C 3E8 Facsimile: (604) 443-1408;

with a copy to:

Borden Ladner Gervais LLP
Attn: Andrew Powers 44th Floor, Scotia Plaza
40 King Street West Toronto, Ontario M5H 3Y4 Facsimile: (416) 361-2452; and

(iv)	if to the Subscription Receipt Agent:

Computershare Trust Company of Canada Attn: General Manager, Corporate Trust 3rd Floor, 510 Burrard Street Vancouver, British Columbia V6C 3B9 Facsimile: (604) 661-9403;

and any such notice delivered or sent in accordance with the foregoing will be deemed to have been received on the date of delivery or facsimile transmission or, if mailed, on the second Business Day following the day of the mailing of the notice. The original of any document sent by facsimile transmission to the Subscription Receipt Agent shall be subsequently mailed to the Subscription Receipt Agent.

(b)

Change of Address: Any party hereto may from time to time notify the other parties hereto in the manner provided in Section 12.01(a) hereof of a change of address which, from the effective date of such notice and until changed by like notice, will be the address of such party for all purposes of this Agreement.

(c)

Postal Interruption: If, by reason of a strike, lockout other work stoppage, actual or threatened, involving Canadian postal employees, a notice to be given to the Subscription Receipt Agent, to the Lead Underwriters or to the Corporation hereunder could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is delivered to an officer of the party to which it is addressed. Any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery to such officer.

Section 12.02	Notice to Subscription Receiptholders

(a)

Notice: Unless herein otherwise expressly provided, a notice to be given hereunder to Subscription Receiptholders will be deemed to be validly given if the notice is sent by ordinary surface or air mail, postage prepaid, addressed to the Subscription Receiptholders or delivered (or so mailed to certain Subscription Receiptholders and so delivered to the other Subscription Receiptholders) at their respective addresses appearing on any of the registers of holders described in Section 3.01 hereof, provided, however, that if, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, the notice could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is so delivered or is given by publication twice in the Report on Business Section in the national edition of The Globe and Mail.

(b)

Date of Notice: A notice so given by mail or so delivered will be deemed to have been given on the first Business Day after it has been mailed or on the day on which it has been delivered, as the case may be, and a notice so given by published as required. In determining under any provision hereof the date when notice of a meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Subscription Receiptholder will not invalidate any action or proceeding founded thereon.

Section 12.03	Satisfaction and Discharge of Agreement

If all the Special Warrants required to be issued in compliance with the provisions hereof have been issued hereunder in accordance with such provisions and if all payments required to be made in compliance with the provisions of this Agreement have been made in accordance with such provisions, this Agreement will cease to be of further effect and, on demand of and at the cost and expense of the Corporation and on delivery to the Subscription Receipt Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with and on payment to the Subscription Receipt Agent of the fees and other remuneration payable to the Subscription Receipt Agent, the Subscription Receipt Agent will execute proper instruments acknowledging the satisfaction of and discharging this Agreement.

Section 12.04	Sole Benefit of Parties and Subscription Receiptholders

Nothing in this Agreement or the Subscription Receipt Certificates, expressed or implied, will give or be construed to give to any person other than the parties hereto and the Subscription Receiptholders, as the case may be, any legal or equitable right, remedy or claim under this Agreement or the Subscription Receipt Certificates, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Subscription Receiptholders.

Section 12.05	Discretion of Directors

Any matter provided herein to be determined by the directors will be determined by the directors in their sole discretion, acting reasonably, and a determination so made will be conclusive.

Section 12.06	Agreement to Prevail

To the extent of any discrepancy or inconsistency between the terms and conditions of this Agreement and the Subscription Receipt Certificate, the terms of this Agreement shall prevail.

Section 12.07	Force Majeure

No Party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 12.07.

Section 12.08	Privacy Consent

The Parties acknowledge that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Agreement and other services that may be requested from time to time;

(b)	to help the Subscription Receipt Agent manage its servicing relationships with such individuals;

(c)	to meet the Subscription Receipt Agent's legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

Each party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Subscription Receipt Agent shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Subscription Receipt Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Further, each party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

Section 12.09	Counterparts and Formal Date

This Agreement may be executed in several counterparts, each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to be dated as of the date of this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties hereto have executed this Subscription Receipt Agreement as of the day and year first above written.

KLONDEX MINES LTD.

By:	"Blair Schultz"
	Name:	Blair Schultz
	Title:	Director

GMP SECURITIES L.P.

By:	"Kevin Reid"
	Name:	Kevin Reid
Title: Managing Director, Investment Banking

BMO NESBITT BURNS INC.

By:	"Carter Hohmann"
	Name:	Carter Hohmann
	Title:	Managing Director

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	"Alice Kollen"
	Name:	Alice Kollen
	Title:	Corporate Trust Officer

By:	"Nicole H. Clement"
	Name:	Nicole H. Clement
	Title:	General Manager

SCHEDULE A
TO THE SUBSCRIPTION RECEIPT AGREEMENT
DATED AUGUST 18, 2016 BETWEEN KLONDEX MINES LTD.,
GMP SECURITIES L.P., BMO NESBITT BURNS INC. AND
COMPUTERSHARE TRUST COMPANY OF CANADA

SUBSCRIPTION RECEIPT CERTIFICATE

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE DECEMBER 19, 2016.

[Certificates representing Subscription Receipts issued to a Person in the United States or to Persons for the account or benefit of a Person in the United States, as well as all certificates issued in exchange for or in substitution thereof, must bear the following legend.]

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUED UPON DEEMED EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF KLONDEX MINES LTD. (THE "COMPANY") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY'S TRANSFER AGENT.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

[Certificates issued to CDS must bear the following legend.]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO KLONDEX MINES LTD. (THE "ISSUER") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

Certificate Number:    ___________________  Number of Subscription Receipts:   ___________________

CUSIP:	[FOR US CERTIFICATES: 498696210]
[FOR NON-US CERTIFICATES: 498696244]
ISIN:	[FOR US CERTIFICATES: US4986962102]
[FOR NON-US CERTIFICATES: CA4986962443]

SUBSCRIPTION RECEIPTS

Convertible for Special Warrants of Klondex Mines Ltd.

THIS IS TO CERTIFY THAT, for value received, ___________________ (the "holder") is the registered holder of the number of Subscription Receipts (the "Subscription Receipts") specified above of Klondex Mines Ltd. (the "Corporation") and is thereby entitled, without payment of any additional consideration, to receive Special Warrants (as defined in the Subscription Receipt Agreement hereinafter referred to) of the Corporation after the Release Date (as defined in the Subscription Receipt Agreement hereinafter referred to) on the basis of one Special Warrant for each Subscription Receipt.

This Subscription Receipt Certificate represents Subscription Receipts of the Corporation issued under the provisions of a subscription receipt agreement (which agreement, together with all instruments supplemental or ancillary thereto, is herein referred to as the "Subscription Receipt Agreement") dated as of August 18, 2016 between the Corporation, GMP Securities L.P. ("GMP"), BMO Nesbitt Burns Inc. ("BMO" and, together with GMP, the "Lead Underwriters") and Computershare Trust Company of Canada (the "Subscription Receipt Agent"). Reference is hereby made for particulars of the rights of the holders of the Subscription Receipts, the Corporation and the Subscription Receipt Agent in respect thereof and of the terms and conditions upon which the Subscription Receipts are issued and held, all to the same effect as if the provisions of the Subscription Receipt Agreement were herein set forth in full, to all of which the holder, by acceptance hereof, assents. In the event of a conflict between the provisions of this Subscription Receipt Certificate and the Subscription Receipt Agreement, the terms of the Subscription Receipt Agreement shall govern. The Corporation will furnish to the holder, on request, a copy of the Subscription Receipt Agreement. Unless otherwise defined herein, words and terms with the initial letter or letters thereof capitalized shall have the meanings given to such words and terms in the Subscription Receipt Agreement.

The Subscription Receipts represented by this Subscription Receipt Certificate will be automatically converted by the Subscription Receipt Agent for and on behalf of the holder immediately upon receipt by the Subscription Receipt Agent of a Release Notice executed by the Corporation and the Lead Underwriters and the holder will be deemed to have subscribed for the Special Warrants issuable on the conversion of such Subscription Receipts without the taking of any action by the holder, including the surrender of this Subscription Receipt Certificate and the payment of additional consideration, which will thereupon be cancelled by the Subscription Receipt Agent. As soon as practicable, following the satisfaction of all of the Escrow Release Conditions, the Corporation will deliver to the Lead Underwriters a Release Notice duly executed by the Corporation. Upon receipt of the Release Notice from the Corporation, the Lead Underwriters will review the Release Notice and, unless the Lead Underwriters in good faith contest any of the statements contained therein, the Lead Underwriters will, as soon as practicable (i) execute the Release Notice in acknowledgement thereof; and (ii) deliver the Release Notice, jointly executed by the Corporation and the Lead Underwriters, to the Subscription Receipt Agent. For greater certainty, the Subscription Receipts represented by this certificate may not be converted by the holder and may only be converted pursuant to the foregoing automatic conversion.

Pursuant to the Subscription Receipt Agreement, the Release Date is the date on which the Subscription Receipt Agent receives the Release Notice from the Corporation and the Lead Underwriters in the form required under the Subscription Receipt Agreement, which notice will inform the Subscription Receipt Agent of the satisfaction of the Escrow Release Conditions.

In the event that (i) the Release Notice is not delivered to the Subscription Receipt Agent prior to the Termination Time, or (ii) a Termination Notice is delivered to the Subscription Receipt Agent by either the Corporation or the Lead Underwriters, all of the Subscription Receipts shall, without any action on the part of the holders thereof (including the surrender of Subscription Receipt Certificates), be cancelled by the Subscription Receipt Agent and holders of Subscription Receipts shall thereafter have no rights thereunder except to receive, and the Subscription Receipt Agent shall pay to such holders from the Escrow Funds, an amount equal to $5.00 per Subscription Receipt, together with any interest accrued and actually earned thereon and any interest that would otherwise have been earned on the expenses of the Underwriters and 50% of the Underwriters' Fee as if such amounts had been held in escrow as part of the Escrowed Proceeds and not paid to the Underwriters on the Closing Date (less any withholding tax required to be withheld in respect thereof), all as more particularly set out in the Subscription Receipt Agreement. In the event the Escrow Funds are not sufficient to reimburse the Subscription Receiptholders as per the preceding sentence, the Corporation will contribute to the Escrow Funds such amount as may be necessary to satisfy any shortfall.

The holder of this Subscription Receipt is cautioned that, in the event that the Subscription Receipts are deemed to be converted or are cancelled, certificates representing the Special Warrants or a cheque, as the case may be, will be mailed or delivered to the latest address of record of the registered holder or to the direction of the registered holder.

On and after the date of conversion of the Subscription Receipts represented by this Subscription Receipt Certificate, the holder will have no rights hereunder except to receive certificates representing the Special Warrants issued upon the conversion thereof to such holder.

The Corporation will not be obligated after the aggregation of the number of Special Warrants to be issued to a holder of Subscription Receipts to issue any fraction of a Special Warrant on the conversion of Subscription Receipts. A holder of Subscription Receipts shall not be entitled to receive a cash payment or any other compensation in respect of any such fraction of a Special Warrant.

No Special Warrants will be issued pursuant to the conversion of any Subscription Receipt if the issue of such security would constitute a violation of the securities laws of any applicable jurisdiction.

The Subscription Receipt Agreement contains provisions making binding on all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by holders of a specified majority of all outstanding Subscription Receipts.

On presentation at the Designated Office subject to the provisions of the Subscription Receipt Agreement and on compliance with the reasonable requirements of the Subscription Receipt Agent, one or more Subscription Receipt Certificates may be exchanged at no cost to the holder for one or more Subscription Receipt Certificates of different denominations representing in the aggregate the same number of Subscription Receipts as the Subscription Receipt Certificate or Subscription Receipt Certificates being exchanged.

The Subscription Receipt Agreement provides for adjustment in the number of Special Warrants to be issued upon exchange in certain events therein set forth.

The Subscription Receipts evidenced by this Subscription Receipt Certificate may be transferred on the register kept at the offices of the Subscription Receipt Agent by the registered holder hereof or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent, only upon payment of the charges provided for in the Subscription Receipt Agreement and upon compliance with such reasonable requirements as the Subscription Receipt Agent may prescribe. The transfer register shall be closed at 5:00 p.m. (Toronto time) on the Termination Date.

The holding of this Subscription Receipt Certificate will not constitute the holder a shareholder of the Corporation or entitle such holder to any right or interest in respect thereof except as otherwise provided in the Subscription Receipt Agreement.

This Subscription Receipt Certificate will not be valid for any purpose until it has been certified by or on behalf of the Subscription Receipt Agent for the time being under the Subscription Receipt Agreement.

Time is of the essence hereof.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Corporation has caused this Subscription Receipt Certificate to be signed by its officers or other individuals duly authorized in that behalf as of August ____, 2016.

KLONDEX MINES LTD.

By:
Name:
Title:

This Subscription Receipt Certificate is one of the Subscription Receipt Certificates referred to in the Subscription Receipt Agreement.

Countersigned as of August _____, 2016.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

SCHEDULE B
TO THE SUBSCRIPTION RECEIPT AGREEMENT
DATED AUGUST 18, 2016 BETWEEN KLONDEX MINES LTD.,
GMP SECURITIES L.P., BMO NESBITT BURNS INC. AND
COMPUTERSHARE TRUST COMPANY OF CANADA

RELEASE NOTICE

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

AND TO:	GMP SECURITIES L.P.

AND TO:	BMO NESBITT BURNS INC.

Reference is made to the subscription receipt agreement dated August 18, 2016 (the "Subscription Receipt Agreement") between Klondex Mines Ltd. (the "Corporation"), GMP Securities L.P. ("GMP"), BMO Nesbitt Burns Inc. ("BMO" and, together with GMP, the "Lead Underwriters") and Computershare Trust Company of Canada. Unless otherwise defined herein, words and terms with the initial letter or letters thereof capitalized shall have the meanings given to such words and terms in the Subscription Receipt Agreement.

The Corporation represents, warrants and confirms that:

(a)

all material conditions precedent to the Transaction other than payment of the purchase price due in connection with the Transaction have been satisfied, completed, waived or otherwise met, or are capable of being satisfied, completed or met, other than the satisfaction of closing conditions for which the release of the Escrow Funds is required, substantially in accordance with the Acquisition Agreement; and

(b)

the Corporation has received the required approvals for the Transaction and the Offering, including, without limitation, the conditional approval of the TSX and NYSE MKT for the Transaction and, if applicable, the conditional approval of the TSX and NYSE MKT for the listing of the Common Shares issuable upon exercise or deemed exercise of the Special Warrants pursuant to the requirements of the TSX and NYSE MKT.

Accordingly:

(a)

in accordance with Section 2.02 of the Subscription Receipt Agreement, Subscription Receipts shall entitle the holders thereof, upon automatic conversion thereof in accordance with the provisions of the Subscription Receipt Agreement, to Special Warrants, which the Subscription Receipt Agent is hereby authorized and directed to issue in accordance with the terms of the Subscription Receipt Agreement; and

(b)	in accordance with Article Seven of the Subscription Receipt Agreement, the Subscription Receipt Agent is hereby authorized and directed to:

(i)

release $[•] of the Escrow Funds to the Lead Underwriters by means of a bank draft, certified cheque or wire transfer payable to "GMP Securities L.P." and in such denominations as GMP may advise in writing to the Subscription Receipt Agent; and

(c)	release the balance of the Escrow Funds to the Corporation by means of a bank draft, certified cheque or wire transfer to the following accounts: [•].

This Release Notice, which may be signed in counterparts and delivered by facsimile, is irrevocable and shall constitute your good and sufficient authority for taking the actions described herein.

[Remainder of page intentionally left blank.]

Dated this _____day of ____________________, 2016.

KLONDEX MINES LTD.

By:
Name:
Title:

Acknowledged as of the _____day of ____________________, 2016.

GMP SECURITIES L.P.

By:
Name:
Title:

BMO NESBITT BURNS INC.

By:
Name:
Title:

SCHEDULE C
TO THE SUBSCRIPTION RECEIPT AGREEMENT
DATED AUGUST 18, 2016 BETWEEN KLONDEX MINES LTD.,
GMP SECURITIES L.P., BMO NESBITT BURNS INC. AND
COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF TRANSFER

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers unto:

_____________________________________
NAME and ADDRESS in full (please print)

Subscription Receipts of Klondex Mines Ltd. registered in the name of the undersigned on the records of Computershare Trust Company of Canada and represented by the Subscription Receipt Certificate or an uncertificated Subscription Receipt (instant deposit ID: _____________________________________ and irrevocably appoints:

_____________________________________as the attorney of the undersigned to transfer such securities on the register of transfers with full power of substitution.

In the event the Special Warrants are issued pursuant to the Subscription Receipts, or the holder is entitled to a refund of the subscription price and interest thereon as described in the within the Subscription Receipt Agreement, this transfer form shall be effective to transfer the holder's right, title and entitlement in and to the Special Warrants issued pursuant to the terms of the Subscription Receipts or the monies payable as a refund and the interest earned thereon, as the case may be.

Dated _________________, 201__.

SPACE FOR GUARANTEES OF SIGNATURES	)
(SEE INSTRUCTIONS BELOW))
	)	Signature of Transferor
)

)
Guarantor’s Signature/Stamp	)	Name of Transferor

Capitalized terms used in this form have the meaning ascribed to them in the Subscription Receipt Agreement, made as of August 18, 2016 between Klondex Mines Ltd., GMP Securities L.P., BMO Nesbitt Burns Inc. and Computershare Trust Company of Canada.

If transfer is to a Person in the United States, check this box.

REASON FOR TRANSFER – For US Residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

•

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

•

Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed”, sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a "Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a "Signature Guaranteed" Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

•

Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

REASON FOR TRANSFER – FOR US RESIDENTS ONLY

Consistent with US IRS regulations, Computershare is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e., date of gift, date of death of the securityholder, or the date the private sale took place).

Conditions

Where this Transfer Form is being executed by an agent, executor, administrator, trustee, guardian, curator, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Transfer Form must be accompanied by satisfactory evidence of the representative's authority to act satisfactory to the Subscription Receipt Agent and the Corporation.

CERTIFICATE OF TRANSFEREE

The undersigned represents, warrants and certifies as follows (only ONE of the following must be checked):

(a)

[ ] that (i) it was not offered the Subscription Receipts of Klondex Mines Ltd. in the United States (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act")), (ii) at the time it originated the buy order for the Subscription Receipts, it was not in the United States, (iii) it did not execute any agreement to purchase the Subscription Receipts or this Transfer Form in the United States, and (iv) it is not acquiring the Subscription Receipts for the account or benefit of a person in the United States; or

(b)

[ ] that it has delivered an opinion of counsel of recognized standing or other evidence in form and substance reasonably satisfactory to Klondex Mines Ltd. to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available for the transfer of the Subscription Receipts to the undersigned.

The undersigned acknowledges that it shall notify Klondex Mines Ltd. prior to any exercise of the Subscription Receipts if the representations, warranties and certifications contained in this Certificate of Transferee are no longer true and correct. The undersigned holder understands that unless box (a) above is checked, the certificates representing the Subscription Receipts and the securities issuable upon exercise thereof will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

DATED the ____ day of _____________________, _______.

Name of Transferee:

By:

Office or Title:

Address of Transferee: